UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-7657

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERICAN EXPRESS COMPANY

200 Vesey Street

New York, New York 10285

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

*

Other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

To the Administrator of the

American Express Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of American Express Retirement Savings Plan (the “Plan”) at December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental schedule of assets (held at end of year) as of December 31, 2015 and the schedule of delinquent participant contributions for the year then ended have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of delinquent participant contributions and schedule of assets (held at end of year) are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota

June 28, 2016

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

as of December 31, 2015 and 2014

(Thousands)	2015	2014
Assets
Investments, at fair value:
Money market funds	$56,157	$33,929
Corporate debt instruments	55,244	—
Common stocks	1,805,722	2,123,018
U.S. Government and agency obligations	181,742	—
Common/collective trusts	796,700	818,513
Mutual funds	686,769	991,406
Self-directed brokerage accounts	136,764	148,594
Other investments	76,028	—

Total investments, at fair value	3,795,126	4,115,460

Fully benefit responsive investment contracts, at contract value	546,319	549,231
Due from brokers	2,045	6,440
Cash (non-interest bearing)	5	902
Receivables:
Notes receivable from participants	81,596	85,599
Investment income accrued	2,366	1,236
Employer contributions:
Profit sharing	38,296	56,278
Other than profit sharing	25,171	25,092

Total Assets	4,490,924	4,840,238

Liabilities
Accrued expenses	2,753	2,910
Due to brokers	2,254	18,764

Total Liabilities	5,007	21,674

Net assets available for benefits	$4,485,917	$4,818,564

See accompanying notes to the financial statements.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2015

(Thousands)	2015
Contributions
Employer
Profit sharing	$38,302
Other than profit sharing	115,342
Employee	152,236
Rollovers	15,304

Total contributions	321,184

Investment income (loss)
Net depreciation of investments	(272,977)
Interest and dividends	61,850
Other income	1,336

Total investment loss	(209,791)

Interest on notes receivable from participants	3,418

Total additions to net assets	114,811

Withdrawal payments	(435,420)
Administrative expenses	(12,038)

Total deductions to net assets	(447,458)

Net decrease in net assets available for benefits	(332,647)

Net assets available for benefits at beginning of year	4,818,564

Net assets available for benefits at end of year	$4,485,917

See accompanying notes to the financial statements.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

1.	Description of the Plan

General

The American Express Retirement Savings Plan (the “Plan”), which became effective June 11, 1973, is a defined contribution pension plan. Under the terms of the Plan, regular full-time and certain part-time employees of American Express Company and its participating subsidiaries (the “Company”) can make elective contributions to the Plan beginning as soon as practicable after their date of hire and are eligible to receive Company contributions, if any, upon completion of six months of service.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following is not a comprehensive description of the Plan, and therefore does not include all situations and limitations covered by the Plan. The Plan Document should be referred to for more complete information. In the event of a conflict between the following description and the Plan Document, the Plan Document shall control.

Administration

Wells Fargo Bank, N.A. is the Trustee and Recordkeeper for the Plan. The Plan is administered by the Company’s Employee Benefits Administration Committee (“EBAC”) and the Company’s Retirement Savings Plan Investment Committee (“RSPIC”). The Plan Document requires that the American Express Company Stock Fund be offered as an investment option, subject to compliance with ERISA. RSPIC has the power to select the other investment options available under the Plan and the manner in which these investment options are invested. Subject to Plan limits, RSPIC also has the power to appoint investment managers to make investment decisions. Under the terms of the Plan Document, the members of EBAC and RSPIC are appointed by the Company’s Vice President, Global Benefits.

Compensation

The participant compensation (commonly referred to as “Total Pay”) that is used in the calculation of Plan contributions generally includes an employee’s base pay plus overtime, shift differentials, and most commissions and incentives. For participants above certain salary grades, as defined by the Plan, Total Pay does not include any incentive pay which, in the aggregate, is in excess of one times their base salary when calculating Company contributions.

For purposes of the Plan, compensation is limited to a participant’s regular cash remuneration up to a maximum of $265,000 and $260,000 in 2015 and 2014, respectively, before tax deductions and certain other withholdings.

Contributions

The Plan currently provides for the following contributions:

Elective Contributions

Each pay period, participants may make Before-Tax Contributions, Roth Contributions, and/or After-Tax Contributions up to 10% of eligible compensation, or a combination thereof, not to exceed 80% of their Total Pay, to the Plan through payroll deductions. Roth Contributions are a special type of after-tax contribution and are subject to most of the same rules as Before-Tax Contributions. The Internal Revenue Code of 1986, as amended (the “Code”) imposes a limitation that is adjusted annually for cost of living increases on participants’ pre-tax and Roth contributions to plans which are qualified under Code Section 401(k) and other specified tax favored plans. For 2015 and 2014, this limit was $18,000 and $17,500, respectively, for participants under age 50 and $24,000 and $23,000, respectively, for participants age 50 or older. The Plan complied with non-discrimination requirements under the Code during 2015 and 2014 by utilizing the safe harbor design for deferrals and matching contributions in accordance with Sections 401(k)(12) and 401(m)(11) of the Code.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Company Matching Contributions

The Company matches 100% of a participant’s Before-Tax Contributions and/or Roth Contributions up to 5% of Total Pay after a participant’s completion of six months of service.

Profit Sharing Contributions

Upon a participant’s completion of six months of service, additional Company contributions up to 5% of a participant’s Total Pay may be made annually at the Company’s discretion which can be based, in part, on the Company’s performance. Participants must be employed on the last working day of the Plan year (or be disabled under the terms of the Plan) to be eligible for any Profit Sharing Contributions made for that Plan year. Profit Sharing Contributions to eligible participants are made regardless of whether the eligible participant contributes to the Plan. Profit Sharing Contributions comprised 2.00% of participants’ Total Pay in 2015 and 3.00% of Total Pay in 2014.

Qualified Non-Elective Contributions

The Company may make Qualified Non-Elective Contributions (“QNEC”). A QNEC is a discretionary, fully vested contribution. The Company may designate all or part of a Company profit sharing contribution as a QNEC. Alternatively, the Company may, in its sole discretion, make an additional contribution designated as a QNEC. Any QNECs are fully vested when made and distributable only under circumstances that permit distributions of Before-Tax Contributions or Roth Contributions (excluding hardship withdrawals). QNECs may be allocated as a uniform percentage of eligible compensation for designated employees and may be restricted to only such employees employed on the last day of the Plan year. Alternatively, the Company may direct that QNECs be allocated among specifically designated non-highly compensated employees in varying percentages of compensation as permitted by law.

Conversion Contributions

For eligible employees on the Company’s United States payroll or on unpaid leave of absence on July 1, 2007 and who generally commenced service prior to April 1, 2007, the Company makes Conversion Contributions equal to a percentage of compensation. The amount of the participant’s Conversion Contributions is based on his/her projected attained age plus completed years of service with the Company as of December 31, 2008 and varies depending on the division of employment. Conversion Contributions range from 0-8% of Total Pay.

Disability Contributions

Certain qualifying participants who become disabled, as defined by the Plan Document, are eligible to receive contributions similar to Company Conversion, Profit Sharing and/or Matching Contributions.

Transfer of Account Balances

A participant’s account balance may be transferred among the Plan’s investment options upon receipt of instructions from the participant. Account balances may be allocated among the Plan’s investment options on a daily basis.

Participant Rollovers

A rollover contribution is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers are accepted into the Plan, but are not subject to Company contributions.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

In-Plan Roth Conversions

The Plan allows for in-Plan Roth conversions.

Vesting

Participants are immediately vested in their elective Before-Tax, Roth and After-Tax Contributions and rollovers, if any, as well as the investment earnings on the foregoing. Other contributions become vested as set forth below:

Company Matching Contributions

Company Matching Contributions and investment earnings thereon are immediately 100% vested.

Profit Sharing Contributions

Profit Sharing Contributions and investment earnings thereon are 100% vested after the earlier of three years of service or, if still employed by the Company or an affiliate, at or after attainment of age 65, disability or death.

Qualified Non-Elective Contributions

QNECs are immediately 100% vested and investment earnings thereon are immediately 100% vested.

Conversion Contributions

Conversion Contributions and investment earnings thereon are 100% vested after the earlier of three years of service or, if still employed by the Company or an affiliate, at or after attainment of age 65, disability or death.

Disability Contributions

Disability Contributions are immediately 100% vested.

Forfeitures

Forfeitures of terminated participants’ non-vested accounts, as well as amounts attributable to outstanding checks not cashed within 180 days with respect to which the payee cannot be located, are used to pay Plan expenses or to reduce future Company contributions. Amounts attributable to uncashed checks may, in accordance with EBAC’s direction, be allocated wholly or partly to a reserve to cover future claims for these benefits or be treated in accordance with the normal rules for forfeitures. Forfeited non-vested balances were $1.3 million and $1.5 million as of December 31, 2015 and 2014, respectively. Accrued 2015 Profit Sharing Contributions made to the Plan in March 2016 were reduced by $1 million from forfeited account balances.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and Plan assets will be distributed in accordance with the Plan Document.

Notes Receivable from Participants

Notes receivable from participants (loans) are carried at their unpaid principal balance plus any accrued but unpaid interest. Participants are allowed to apply for a loan from the Plan for a minimum amount of $500 up to the lesser of $50,000 or 50% of their vested balance, subject to certain restrictions set forth in the Plan and the Code. General purpose loans are limited to terms of 59 months. Loans to purchase a principal residence have a maximum term of 359 months. Loan repayment amounts, including principal and interest, are deducted each pay period and allocated to participants’ investment accounts in accordance with the election in effect for new contributions at the time of repayment. Terminated participants who have an outstanding loan may default and not repay the loan, subject to income tax regulations, or make arrangements with the Recordkeeper to pay the loan off in full, or make installment payments.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Loans are collateralized by the participant’s remaining vested account balance and the interest rate is fixed for the life of the loan. Effective September 1, 2012, the interest rate determination is based on the prime rate (as reported in the Wall Street Journal on the last business day of the month prior to the month in which the loan is issued) plus one percentage point. In the event of a loan default, EBAC may direct the Trustee to treat the outstanding loan balance as an early withdrawal of funds from the Plan, thereby subjecting the participant to income tax plus any penalties imposed by the Code based on the loan balance. Loans outstanding to participants at December 31, 2015, carried interest rates varying from 3.25% to 9.50% and will mature at various dates through October 2045.

Tax Deferrals

As long as the Plan remains qualified and the related Trust (the “Trust”) remains tax exempt, amounts invested in the Plan through Before-Tax Contributions and Company contributions and rollovers, as well as the investment earnings on such amounts, are not subject to federal income tax until distributed to the participant. After-Tax Contributions are taxed when contributed, with earnings taxed upon distribution. Roth Contributions are taxed when contributed, and earnings on Roth Contributions and rolled-in Roth amounts qualify for tax-free distribution if a participant (i) reaches age 59-1/2, dies or becomes disabled (as defined by federal law) and (ii) has a Roth Contribution account with the Plan (or another plan from which a direct rollover of Roth contributions is received) for at least five taxable years. If those conditions are not met, earnings on Roth Contributions are taxed when distributed. Amounts that are converted to Roth status through an in-plan Roth conversion are taxed when converted (with the exception of After-Tax Contributions; however, earnings on After-Tax Contributions are subject to tax when converted), and thereafter are subject to the Roth taxation rules.

Distributions and Withdrawals

Upon termination of employment due to disability, death or retirement at or after attainment of the Plan’s normal retirement age (65), participants or their beneficiaries are fully vested and eligible to receive a distribution of the full value of their accounts. If employment ends for other reasons, participants are eligible to receive a distribution of their vested account balance. When employment ends, participants (or their beneficiaries) may elect to receive their vested balance as a lump sum cash amount, American Express Company common shares, if applicable, shares of any investment available through the Self-Directed Brokerage Account (“SDA”), if applicable, or a combination of cash and shares. If the account balance is greater than $1,000, a participant may elect to defer distribution until April 1st of the year following the year in which the participant attains age 70-1/2. If the account balance is $1,000 or less, a distribution will be made in a lump sum following the end of employment. Participants may request a withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code. Distributions and withdrawals are recorded when paid. Distributions may be rolled over to a qualified Individual Retirement Account (“IRA”) or other qualified employer retirement plan, if that plan allows rollovers.

Expenses

The Company, in its discretion, may pay certain administrative expenses, with any expenses not paid by the Company being charged to the Plan. Expenses related to separately managed investment funds, such as investment management fees, brokerage commissions, stock transfer, or other taxes and charges incurred in the purchase or sale of investments, are generally paid out of the applicable investment funds, and are included in the Statement of Changes in Net Assets Available for Benefits. Fees, commissions, and other charges and administrative expenses that are attributable to the investment funds as a whole are generally paid from the Plan. All such expenses that are paid by the Plan are included within the administrative expenses on the Statement of Changes in Net Assets Available for Benefits. The expenses reported on the Statement of Changes in Net Assets Available for Benefits do not include fees and expenses incurred indirectly by the Plan from the underlying mutual funds and collective trusts in which the Plan may invest. Additional expenses are associated with the SDA and participants electing to invest through the SDA are charged directly for these fees through their SDA. The Plan does not pay any fees or expenses specifically associated with the SDA from general plan assets.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Effective January 1, 2016, Wells Fargo Institutional Retirement & Trust reduced fees charged to the Plan for recordkeeping of participant accounts, as well as trust and custody of plan assets, and the Plan’s fee structure was changed to provide for a flat per-participant fee rather than an asset-based fee for recordkeeping services. Also effective January 1, 2016, the Plan’s investment adviser, NEPC, LLC restructured its fees to receive a higher proportion of its compensation in the form of a flat fee and reduced the asset-based fees charged to the Plan’s Retirement Funds.

2.	Summary of Significant Accounting Policies

Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Accounting estimates are an integral part of the financial statements. These estimates are based, in part, on management’s assumptions concerning future events. Among the more significant assumptions are those that relate to fair value measurements. These accounting estimates reflect the best judgment of management, but actual results could differ.

Investment Valuation and Income Recognition

Investments are reported at fair value. Investments traded on securities exchanges, including common stocks, preferred stocks and corporate debt instruments, are valued at the year-end closing market prices or, in the absence of a closing price, the last reported trade price at the financial statement date. The fair value of the Plan’s U.S. Government and agency securities, municipal bonds and foreign bonds, are valued at closing bid quotations at the financial statement date or the last available date that the security was traded and are obtained from pricing services engaged by the Plan’s Trustee.

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest income arose with the exception of the American Express Company Stock Fund, which is an Employee Stock Ownership Plan (“ESOP”). The ESOP holds shares of American Express Company stock on behalf of participants. Dividends are automatically reinvested in the American Express Company Stock Fund, unless participants elect that the dividends paid with respect to their interest in the fund be distributed in cash in the form of withdrawal payments.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Subsequent Events

The Plan has evaluated subsequent events for potential recognition and disclosure through the date the financial statements were issued. Changes in certain fee structures effective January 1, 2016 are discussed in Note 1 (Expenses).

Recently Issued Accounting Standards

In July 2015, the Financial Accounting Standards Board (FASB) issued new accounting guidance on defined contribution plan accounting. The guidance provides a number of changes aimed to simplify the accounting and disclosure requirements of retirement plan financial statements. The guidance is summarized into three parts:

•

Part I, Fully Benefit-Responsive Investment Contracts (FBRICs) – FBRICs will now be measured at contract value and will no longer be required to be reconciled from fair value to contract value. In addition, since these investments are no longer disclosed at fair value, they are no longer required to be disclosed on the fair value tables.

•

Part II, Plan Investment Disclosure – Plan assets are no longer required to be disaggregated in the fair value tables and can be disclosed by general type. In addition there is no longer a requirement to disclose a detailed reconciliation of net appreciation/depreciation or net assets five percent or greater.

•

Part III, Measurement Date Practical Expedient – Plan assets will be allowed to be measured on a month-end date that is closest to a plan’s fiscal year-end when its year-end does not coincide with a month-end.

The guidance requires retrospective application and will be effective for the plan year beginning January 1, 2016, with early adoption permitted. The Plan elected to early adopt Part I and Part II, which did not have a material impact on the Plan’s financial statements and related disclosures. The Plan has elected not to early adopt Part III for this plan year and does not expect it to have a material impact on the Plan’s financial statements as the Plan year-end coincides with a month-end.

In May 2015, the FASB issued new guidance on fair value measurement. The guidance eliminates the requirement for the Plan to categorize investments using the Net Asset Value practical expedient in the fair value hierarchy table; however, the fair value of these investments must still be disclosed separately. The guidance, which is to be retrospectively applied, will be effective for the plan year beginning on January 1, 2016. Early adoption is permitted; however, the Plan has elected not to early adopt for this plan year. The standard will impact the Plan’s disclosures around investments using the Net Asset Value practical expedient, but will not have an impact on its Statements of Net Assets Available for Benefits or Statement of Changes in Net Assets Available for Benefits.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

3.	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date, based on the Plan’s principal or, in the absence of a principal, most advantageous market for the specific asset or liability.

GAAP provides for a three-level hierarchy of inputs to valuation techniques used to measure fair value, defined as follows:

•	Level 1 – Inputs that are quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan can access.

•

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability, including:

–	Quoted prices for similar assets or liabilities in active markets;

–	Quoted prices for identical or similar assets or liabilities in markets that are not active;

–	Inputs other than quoted prices that are observable for the asset or liability; and

–	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•

Level 3 – Inputs that are unobservable and reflect the Plan’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances (e.g., internally derived assumptions surrounding the timing and amount of expected cash flows).

The Plan monitors the market conditions and evaluates the fair value hierarchy levels at least annually. For any transfers in and out of the levels of the fair value hierarchy, the Plan elects to disclose the fair value measurement at the beginning of the reporting period during which the transfer occurred.

The Plan, in partnership with a third-party, corroborates the prices provided by its Trustee’s pricing services to test their reasonableness by comparing their prices to valuations from different pricing sources as well as comparing prices to the sale prices received from sold securities. In instances where price discrepancies are identified between different pricing sources, the Plan would evaluate such discrepancies to ensure that the prices used for its calculation represent the fair value of the underlying investment securities.

Financial Assets Carried at Fair Value

Financial assets disclosed in the tables below represent two types of assets. Assets held in funds (either mutual funds or common/collective trusts) are disclosed in the table according to the appropriate fund category (the underlying securities of those funds are not disclosed separately). Assets held in separate accounts (which are wholly owned by the Plan) are disclosed according to the appropriate category of the individual securities of those separately managed accounts; these individual securities include common stocks, fixed income securities, mutual funds, and common/collective trusts. Because of this, the classification of financial assets in the table does not correspond to the classification of the investment options available to Plan participants.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

The following table summarizes the Plan’s financial assets measured at fair value on a recurring basis, categorized by GAAP’s valuation hierarchy (as described above), as of December 31, 2015:

Description (Thousands)	Total	Level 1	Level 2
Money market funds	$56,157	$56,157	$—
Corporate debt instruments	55,244	—	55,244
Common stocks	1,805,722	1,805,722	—
U.S. Government and agency obligations	181,742	—	181,742
Common/collective trusts	796,700	—	796,700
Mutual funds	686,769	686,769	—
Self-directed brokerage accounts	136,764	136,762	2
Other investments	76,028	—	76,028

Total	$3,795,126	$2,685,410	$1,109,716

The following table summarizes the Plan’s financial assets measured at fair value on a recurring basis, categorized by GAAP’s valuation hierarchy (as described above), as of December 31, 2014:

Description (Thousands)	Total	Level 1	Level 2
Money market funds	$33,929	$33,929	$—
Common stocks	2,123,018	2,123,018	—
Common/collective trusts	818,513	—	818,513
Mutual funds	991,406	991,406	—
Self-directed brokerage accounts	148,594	148,594	—

Total	$4,115,460	$3,296,947	$818,513

There were no transfers in and/or out of the Plan’s Level 3 assets for the years ended December 31, 2015 and 2014.

Valuation Techniques Used in the Fair Value Measurement of Financial Assets Carried at Fair Value

For the financial assets measured at fair value on a recurring basis (categorized in the valuation hierarchy table above), the Plan applies the following valuation techniques:

Level 1:

•	Money market funds are valued by the net asset value (the “NAV”), which represents the exit price.

•

Investments in American Express Company common stock, other stock and active publicly traded equity securities are valued at the official closing price of U.S. public exchanges or, if there is no official closing price that day, at the last reported trade price at the financial statement date.

•

Mutual funds held within the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission under the Investment Company Act of 1940. These investments are required to make publicly available the daily NAV of the fund and to transact at this price. Hence, open-end mutual funds transact at quoted prices. In addition, the mutual funds held by the Plan are actively traded.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

•

Self-directed brokerage accounts are primarily comprised of Common stock, Mutual funds and Corporate debt instruments and are valued at fair value using the corresponding valuation techniques as previously described.

Level 2:

•

The fair values for the Plan’s Corporate debt instruments, U.S. Government and agency obligations (which also include state and local government obligations) and Other investments (asset-backed securities, foreign sovereign debt and private placement bonds), are obtained primarily from pricing services engaged by the Plan’s Trustee. The fair values provided by the pricing service are estimated using pricing models, where the inputs to those models are based on observable market inputs or recent trades of similar securities. The inputs to the valuation techniques applied by the pricing service vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades, and broker-dealer quotes, all with reasonable levels of transparency. The pricing service does not apply any adjustments to the pricing models used. In addition, the Plan did not apply any adjustments to the prices received from the pricing services for 2015 and 2014. The Plan reaffirms its understanding of the valuation techniques used by its pricing services at least annually. The Plan classifies the prices obtained from the pricing services within Level 2 of the fair value hierarchy because the underlying inputs are directly observable from active markets or recent trades of similar securities in inactive markets. However, the pricing models used do entail a certain amount of subjectivity, and therefore differing judgments in how the underlying inputs are modeled could result in different estimates of fair value.

•

Common/collective trusts are investment funds formed by the pooling of investments by institutional investors, such as a group of not necessarily affiliated pension or retirement plans, typically with the intention of achieving cost savings over similar investment options such as mutual funds. Common/collective trusts are similar to mutual funds, with a named investment manager and documented investment objective. These investments, however, are not registered with the SEC (unlike mutual funds, which are registered) and participation is not open to the public. The NAV is measured by the custodian or investment manager as of the close of regular daily trading. These investments are classified within Level 2 of the fair value hierarchy. When measuring the fair value of such funds, the NAV, as provided by the fund sponsor, is corroborated with observable inputs provided by pricing services for the securities. In certain instances, NAVs may require adjustments to more appropriately reflect the fair value. No adjustments to NAVs were required.

Level 3:

•	There are no Level 3 securities held by the Plan.

The fair values of the financial instruments are estimates based upon the market conditions and perceived risks as of December 31, 2015 and 2014, and require management judgment. The Plan’s valuation techniques used to measure the fair value of its investments may produce fair values that may not be indicative of a future sale, or reflective of future fair values. The use of different techniques to determine the fair value of these types of investments could result in different estimates of fair value at the reporting date.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

4.	Investments

The investment options available to participants include nine core investment options (the “Core Investment Options”), of which five are actively managed and four are passively managed (also known as index funds). In addition, target date funds (the “Retirement Funds”) that invest in a mix of the actively managed Core Investment Options based on target retirement dates are also available. Additional investment options include an SDA and the American Express Company Stock Fund. A participant may currently elect to invest contributions in any combination of investment options in increments of 1% and change investment elections for future contributions on any business day the New York Stock Exchange is open. Participants are only able to allocate 10% of their future contributions to the American Express Company Stock Fund, and transfers of balances from other investment options into the American Express Company Stock Fund are only permitted to the extent the participant’s investment in the American Express Company Stock Fund after the transfer does not exceed 10% of the participant’s overall Plan balance. Special rules and restrictions may apply to the SDA.

A brief description of the investment options available to participants at December 31, 2015, is set forth below:

Core Investment Options

RSPIC has created five actively managed Core Investment Options to provide diversified and actively managed options to participants. Four of these actively managed Core Investment Options (The Diversified Bond Fund, The U.S. Large-Cap Equity Fund, The U.S. Small/Mid-Cap Equity Fund, and The International Equity Fund) represent a broad asset class (e.g., U.S. Large-Cap Equity, U.S. Small/Mid-Cap Equity, Bonds, etc.) using several active managers within each Fund. These actively managed Core Investment Options seek to outperform a broad market index by buying and selling a limited number of investments (stocks, bonds, or other investments) using their investment management skills.

During the Plan year, RSPIC replaced the PIMCO Total Return Bond Fund, a mutual fund, with J.P. Morgan Investment Management Inc., a separately managed account within the Diversified Bond Fund. The JPMorgan Core Bond strategy account holds fixed income securities directly, including Corporate debt instruments and U.S. Government and agency obligations, among other investments. These investment classes are reported as such in the Statement of Net Assets beginning with the year ended December 31, 2015.

The actively managed Stable Value Fund invests in diversified pools of U.S. Government and agency fixed income securities together with book value wrap agreements issued by creditworthy insurance companies or banks with the objective to protect a participant’s original investment while offering a competitive rate of interest with minimum risk.

The Stable Value Fund holds a portfolio of book value wrap contracts that are fully benefit-responsive and comprised of both an investment and a contractual component. The investment component consists of units of common/collective trusts of fixed income strategies and a portfolio of actively managed fixed income securities, referred to as the Stable Value Fund assets. Under the book value wrap contracts, the book value wrap provider is obligated to provide sufficient funds to cover participant benefit withdrawals and certain types of investment transfers regardless of the market value of the Stable Value Fund assets. A portion of the Stable Value Fund assets are held in a separate account at MetLife as a condition for MetLife to provide their life insurance separate account contract, which provides similar participant benefit payments as a book value wrap contract. The assets in the MetLife separate account are not subject to the liabilities of the general account of MetLife. While the contracts are designed to protect the Stable Value Fund against interest rate risk, the Stable Value Fund is still exposed to risk if issuers of the Stable Value Fund assets default on payment of interest or principal, but this risk is mitigated because all Stable Value Fund assets are backed by the U.S. government. The contracts may not cover participant benefit payments at contract value upon the occurrence of certain events, described below, involving the Stable Value Fund, American Express as its plan sponsor (its “Plan Sponsor”) or Ameriprise Trust Company, an affiliate of Ameriprise Financial, Inc., its investment manager.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Fully benefit-responsive book value wrap contracts held by a separately managed account created for a defined contribution plan are now required to be reported at contract value, rather than fair value on the Statements of Net Assets. Contract value is the relevant measure for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer and therefore also limit the ability of the Plan to transact at contract value with the participants of the Plan. These events may be different under each contract. Examples of such events include the following:

•	The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code;

•	Premature termination of the contracts;

•	Plan termination or merger;

•	Changes to the Plan’s administration of competing investment options; and

•	Bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.

The Plan believes no such events are probable of occurring.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following:

•	An uncured violation of the Plan’s investment guidelines;

•	A breach of material obligation under the contract;

•	A material misrepresentation; and

•	A material amendment to the agreements without the consent of the issuer.

The Plan believes no such events are probable of occurring.

RSPIC has also created four passively-managed (index) Core Investment Options: The Diversified Bond Index Fund, The U.S. Large-Cap Equity Index Fund, The U.S. Small/Mid-Cap Equity Index Fund, and The International Equity Index Fund, which currently use a single index fund as the underlying investment in each Fund. Each passively-managed Core Investment Option seeks to mirror the investments and track the performance of a broad market index that includes hundreds or thousands of stocks or bonds.

Self-Directed Accounts

The SDA gives participants the opportunity to invest in a wide variety of mutual funds in addition to the specific investment options mentioned above. Participants may request a Prospectus for any of the funds available through the SDA.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

American Express Company Stock Fund

The Plan Document requires that this Fund be offered as an investment option under the Plan, subject to compliance with ERISA. The American Express Company Stock Fund is an ESOP. This Fund invests primarily in American Express Company common shares and holds a small amount of cash or other short-term cash equivalents to meet requests for investment transfers, withdrawals, and distributions. Participants have full voting rights for the common shares underlying the units that are allocated to the American Express Company Stock Fund.

A full, detailed description of the Plan’s investment options, and associated terms and conditions, is available to all participants.

5.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will continue to occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

On October 16, 2015, a putative class action, captioned Houssain v. American Express Company, et al., was filed in the United States District Court for the Southern District of New York under the Employee Retirement Income Security Act of 1974 (“ERISA”) relating to disclosures of the Costco cobrand relationship. On May 10, 2016, the plaintiff filed an amended complaint naming certain officers of the Company as defendants and alleging that the defendants violated certain ERISA fiduciary obligations by, among other things, allowing the investment of the Plan assets in American Express common stock when American Express common stock was not a prudent investment and misrepresenting and failing to disclose material facts to Plan participants in connection with the administration of the Plan. The amended complaint seeks, among other remedies, an unspecified amount of damages. The defendants moved to dismiss the amended complaint on May 31, 2016.

6.	Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service (the “IRS”) dated May 16, 2014, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and therefore, the related trust is exempt from taxation. The Plan has been amended in accordance with proposed amendments submitted May 6, 2014 and adopted June 17, 2014, as detailed in the determination letter. Additionally, the Plan has been amended after the period covered by the determination letter. The Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan, as amended, is currently designed and being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended, is qualified, the related trust is tax-exempt, and the Plan satisfies the requirements of Section 4975(e)(7) of the Code.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability, or asset, or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, the Plan is no longer subject to examination for tax years prior to 2013, which is the earliest open year for U.S. federal tax purposes.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2015 and 2014:

(Thousands)	2015	2014
Net assets available for benefits per the financial statements	$4,485,917	$4,818,564
Plus: Difference between contract value and fair value of fully benefit-responsive investment contracts	1,061	4,510
Less: Loans deemed distributed	(980)	(950)

Net assets available for benefits per the Form 5500	$4,485,998	$4,822,124

The following is a reconciliation of net (loss) income per the financial statements to Form 5500 for the year ended December 31, 2015:

(Thousands)	2015
Net decrease in net assets available for benefits per the financial statements	$(332,647)
Change in deemed distributions of participant loans	(30)
Adjustment for difference between contract value and fair value of fully benefit- responsive investment contracts	(3,449)

Net (loss) per the Form 5500	$(336,126)

8.	Related Parties and Parties-In-Interest Transactions

The Plan allows for transactions with, and certain investments in, certain parties that may perform services for, or have fiduciary responsibilities to, the Plan, including Wells Fargo Bank, N.A., the Trustee, and its affiliates as well as investment managers appointed by RSPIC. Transactions with these parties are considered party-in-interest transactions, but not considered prohibited transactions under ERISA. As noted in Supplemental Schedule H, Line 4i, the Plan held investments with parties-in-interest in Wells Fargo Bank, N.A., and its affiliates, Ameriprise Financial, Inc., and its affiliates, the Vanguard Group, and Vanguard Fiduciary Trust as of both December 31, 2015 and 2014, and J.P. Morgan Investment Management, Inc. and its affiliates as of December 31, 2015. Notes Receivable from Participants, as discussed in Footnote 1, are also considered party-in-interest transactions.

Additionally, the Company is considered a party-in-interest as well as a related party. As of December 31, 2015 and 2014, the Plan held 7,348,437 million shares of American Express Company common stock valued at $511 million and 8,114,933 million shares valued at $755 million, respectively. During the 2015 plan year the Plan acquired 108,427 shares of American Express Company common stock valued at $9 million through dividend reinvestments and sold 590,633 shares valued at $47 million.

SUPPLEMENTAL SCHEDULES

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

For the year ended December 31, 2015

Participant Contributions Transferred Late to the Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Corrected in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$187		$187

In 2015, the Company untimely remitted a contribution deducted from a participant’s paycheck. The Company remitted the delinquent participant contribution to the Plan on December 9, 2015 and restored lost earnings on February 8, 2016.

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	American Express Company Stock Fund
	Money Market
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106	6,208	6,208
	Common Stock
*	AMERICAN EXPRESS COMPANY COMMON STOCK	7,348	511,083

	Total American Express Company Stock Fund		517,291

	Self-Directed Brokerage Accounts
	CASH EQUIVALENTS		13,124
	COMMON STOCK		8,231
	CORPORATE DEBT INSTRUMENTS		2
	MUTUAL FUNDS		115,407

	Total Self-Directed Brokerage Accounts		136,764

	Diversified Bond Index Fund
	Mutual Funds
*	VANGUARD TOTAL BOND MARKET INDEX FUND I #222	3,600	38,301

	International Equity Index Fund
	Mutual Funds
*	VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND #1869	455	44,153

	U.S. Large Cap Equity Index Fund
	Common/Collective Trusts
*	VANGUARD EMPLOYEE BENEFIT INDEX FUND #528	736	166,184

	U.S. Small/Mid Cap Equity Index Fund
	Mutual Funds
*	VANGUARD EXT MKT INDX-INST PLUS #1860	622	97,595

	Diversified Bond Fund
	Common/Collective Trusts
	FIAM GRP TR CORE PLUS COMM POOL	3,966	72,426

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	LOOMIS SAYLES CORE FULL BOND FUND	4,082	72,491
	Money Market
*	WF HERITAGE MM FD-INSTL #3106	23,399	23,399
	Asset-Backed Securities
	AMERICAN CREDIT ACCE 1.430% 8/12/19	270	269
	AMERICAN CREDIT ACCE 1.500% 9/12/19	438	437
	AMERICAN CREDIT ACCE 1.570% 6/12/19	450	449
	AMERICAN HOMES 4 REN 3.678% 12/17/36	737	736
	AMERICAN HOMES 4 REN 5.639% 4/17/52	150	145
	AMERICREDIT AUTOMOBI 0.650% 12/08/17	203	203
	AMERICREDIT AUTOMOBI 0.830% 9/10/18	798	796
	AMERICREDIT AUTOMOBI 0.900% 2/08/19	816	814
	AMERICREDIT AUTOMOBI 0.900% 9/10/18	613	612
	AMERICREDIT AUTOMOBI 0.920% 4/09/18	457	456
	AMERICREDIT AUTOMOBI 0.960% 4/09/18	86	86
	AMERICREDIT AUTOMOBI 1.160% 1/08/19	1,223	1,220
	AMERICREDIT AUTOMOBI 1.700% 7/08/20	449	447
	B2R MORTGAGE TRUST 3.336% 11/15/48	404	403
	CABELA’S MASTER CRED 2.250% 7/17/23	185	184
	CALIFORNIA REPUBLIC 0.850% 5/15/18	516	515
	CALIFORNIA REPUBLIC 1.180% 8/15/17	26	26
	CALIFORNIA REPUBLIC 1.330% 4/15/19	600	597
	CAPITAL AUTO RECEIVA 0.960% 4/20/17	268	268
	CAPITAL AUTO RECEIVA 0.970% 1/22/18	800	799
	CAPITAL AUTO RECEIVA 1.260% 5/21/18	1,000	999
	CAPITAL AUTO RECEIVA 1.310% 6/20/18	800	800
	CAPITAL AUTO RECEIVA 1.390% 12/20/17	165	165
	CAPITAL AUTO RECEIVA 1.620% 3/20/19	526	523
	CAPITAL AUTO RECEIVA 1.720% 1/22/19	731	730
	CARMAX AUTO OWNER TR 0.840% 11/15/18	400	397
	CARMAX AUTO OWNER TR 1.250% 6/15/17	58	58
	CARNOW AUTO RECEIVAB 1.690% 1/15/20	593	592
	CFC LLC 1.440% 11/16/20	272	269
	CFC LLC 1.460% 12/17/18	229	229

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	CFC LLC 1.750% 6/15/21	342	340
	CITIGROUP COML 5.7209% 3/15/49	312	312
	CITIGROUP COMMERCIAL 5.425% 10/15/49	564	576
	CITIGROUP/DEUTSCHE 5.617% 10/15/48	220	223
	COLONY AMERICAN FINA 2.896% 10/15/47	349	344
	COMM 2006-C8 MTG TR 5.306% 12/10/46	199	202
	COMM MORTGAGE TRUST 3.759% 8/10/48	313	319
	COMMERCIAL MTG PASS 5.769% 6/10/46	508	512
	CPS AUTO TRUST 1.310% 2/15/19	262	260
	CPS AUTO TRUST 1.650% 11/15/19	606	601
	CREDIT ACCEPTANCE AU 1.500% 4/15/21	291	291
	CREDIT ACCEPTANCE AU 1.550% 10/15/21	500	498
	CREDIT ACCEPTANCE AU 1.880% 3/15/22	800	796
	CREDIT ACCEPTANCE AU 2.400% 2/15/23	685	681
	DBWF 2015-LCM M/MTG 1.000% 6/10/34	385	390
	DRIVE AUTO RECEIVABL 1.300% 2/15/18	494	494
	DRIVE AUTO RECEIVABL 1.380% 10/15/18	425	424
	DRIVE AUTO RECEIVABL 1.430% 7/16/18	820	820
	DRIVE AUTO RECEIVABL 1.590% 12/17/18	477	475
	DRIVE AUTO RECEIVABL 2.590% 12/16/19	1,600	1,593
	DT AUTO OWNER TRUST 1.240% 9/17/18	589	588
	DT AUTO OWNER TRUST 1.660% 3/15/19	957	954
	DT AUTO OWNER TRUST 2.460% 11/15/19	1,100	1,094
	EXETER AUTOMOBILE RE 1.060% 8/15/18	137	137
	EXETER AUTOMOBILE RE 1.540% 11/15/19	296	295
	EXETER AUTOMOBILE RE 2.000% 3/16/20	1,092	1,090
	EXETER AUTOMOBILE RE 3.590% 8/16/21	680	679
	FIRST INVESTORS AUTO 1.210% 4/15/19	695	692
	FIRST INVESTORS AUTO 1.230% 3/15/19	293	293
	FIRST INVESTORS AUTO 1.440% 10/15/19	394	393
	FIRST INVESTORS AUTO 1.490% 1/15/20	1,350	1,348
	FIRST INVESTORS AUTO 1.590% 12/16/19	832	830
	FIRST INVESTORS AUTO 1.670% 11/16/20	200	199
	FLAGSHIP CREDIT AUTO 2.380% 10/15/20	899	894

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	GLS AUTO RECEIVABLES 2.250% 12/15/20	576	573
	GO FINANCIAL AUTO SE 3.270% 11/15/18	283	283
	GO FINANCIAL AUTO SE 4.800% 8/17/20	160	159
	GREEN TREE AGENCY 2.3019% 10/15/46	254	254
	GREEN TREE AGENCY 3.0949% 10/15/48	400	396
	GS MORTGAGE SECURIT 5.560% 11/10/39	235	234
*	JP MORGAN CHASE COMM 5.546% 5/12/45	1,424	1,441
	MARKETPLACE LOAN TRU 3.250% 8/17/17	245	245
	MARKETPLACE LOAN TRU 3.250% 9/17/17	602	600
	MERCEDES-BENZ AUTO 0.820% 6/15/18	818	816
	MERRILL LYNCH/C 5.90996% 6/12/46	81	81
	MERRILL LYNCH/COUNTR 5.172% 12/12/49	408	414
	MORGAN STANLEY CA 5.332% 12/15/43	186	189
	MORGAN STANLEY CAPIT 5.319% 12/15/43	548	558
	NATIONSTAR HECM LOA 2.8826% 11/25/25	277	276
	NATIONSTAR HECM LOAN 3.844% 5/25/18	116	116
	NEW RESIDENTIAL ADV 3.1956% 11/15/47	820	817
	NEW RESIDENTIAL ADVA 2.315% 8/15/46	1,030	1,029
	OCWEN MASTER ADVANCE 3.211% 11/15/47	551	549
	ONEMAIN FINANCIAL IS 2.430% 6/18/24	370	369
	ONEMAIN FINANCIAL IS 2.470% 9/18/24	700	699
	ONEMAIN FINANCIAL IS 2.570% 7/18/25	500	494
	PRESTIGE AUTO RECEIV 1.090% 2/15/19	382	381
	PROGRESS RESIDENTIAL 3.067% 11/12/32	657	648
	PROGRESS RESIDENTIAL 4.673% 11/12/32	100	99
	PURCHASING POWER FUN 4.750% 12/15/19	400	400
	SANTANDER DRIVE AUTO 0.810% 7/16/18	789	788
	SANTANDER DRIVE AUTO 1.080% 9/17/18	865	865
	SANTANDER DRIVE AUTO 1.400% 11/15/18	1,000	996
	SANTANDER DRIVE AUTO 1.840% 11/18/19	229	229
	SANTANDER DRIVE AUTO 1.930% 9/17/19	916	916
	SANTANDER DRIVE AUTO 1.970% 3/16/21	893	893
	SKOPOS AUTO RECEIVAB 3.550% 2/15/20	193	193
	VNO MORTGAGE TRUST 3.808% 12/13/29	500	519

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	VR ARLP SECURITIZA 3.967% 5/25/55	643	629
	VR BANC OF AMERICA 5.617% 7/10/46	403	406
	VR BANC OF AMERICA 5.634% 7/10/46	521	525
*	VR BEAR STEARNS CO 5.68194% 10/12/41	528	535
*	VR BEAR STEARNS CO 5.74151% 9/11/38	522	524
	VR GCAT 3.750% 7/25/20	549	544
*	VR JP MORGAN CHASE 5.399% 5/15/45	621	625
*	VR JP MORGAN CHASE 5.9296% 4/15/45	222	224
	VR LB-UBS COML MTG 5.85171% 6/15/38	784	791
	VR LB-UBS COMMERCI 5.641% 3/15/39	715	715
	VR MERRILL LYNCH 5.7566% 5/12/39	160	160
	VR MERRILL LYNCH/C 5.414% 7/12/46	548	555
	VR ML-CFC COMMERC 5.166% 12/12/49	1,373	1,400
	VR ML-CFC COMMERCI 5.409% 7/12/46	1,170	1,186
	VR MORGAN STANLEY 5.422% 2/12/44	96	99
	VR MORGAN STANLEY CA 5.447% 2/12/44	330	337
	VR OAK HILL ADVISOR 3.7214% 7/25/55	377	373
	VR PFP III 1.637% 7/14/34	690	690
	VR PRETIUM MORTGAGE 3.750% 5/27/30	556	550
	VR SELENE NON-PERFO 2.9814% 5/25/54	637	630
	VR VERICREST OPPOR 3.500% 6/26/45	1,049	1,033
	VR VERICREST OPPORTU 4.125% 10/25/45	287	285
	VR VERICREST OPPORTU 4.375% 11/27/45	370	370
*	VR WACHOVIA BANK 5.765% 7/15/45	337	337
*	VR WACHOVIA BANK 5.78109% 5/15/43	347	350
*	VR WACHOVIA BK COM 6.011% 6/15/45	478	481
*	WACHOVIA BANK COMMER 5.297% 11/15/48	716	731
	WESTLAKE AUTOMOBILE 1.280% 7/16/18	350	349
	WORLD OMNI AUTOMOBIL 1.060% 5/15/18	429	427
	Corporate Debt Instruments
	21ST CENTY FOX AMER 7.625% 11/30/28	300	378
	ABBVIE INC 3.200% 11/06/22	200	197
	ABBVIE INC 4.500% 5/14/35	300	294
	ACE INA HOLDINGS 2.700% 3/13/23	200	195

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	ACE INA HOLDINGS 2.875% 11/03/22	47	47
	ACE INA HOLDINGS 3.350% 5/03/26	30	30
	AGL CAPITAL CORP 5.250% 8/15/19	180	194
	AGRIUM INC 3.375% 3/15/25	230	210
	AGRIUM INC 4.125% 3/15/35	300	255
	ALABAMA POWER CO 5.700% 2/15/33	200	231
	ALLERGAN INC 2.800% 3/15/23	620	584
	AMAZON.COM INC 3.800% 12/05/24	200	208
	AMAZON.COM INC 4.800% 12/05/34	150	158
	AMERICAN HONDA FINAN 2.150% 3/13/20	100	100
	AMERICAN HONDA FINAN 2.450% 9/24/20	99	99
	AMERICAN INTL GROUP 2.300% 7/16/19	200	198
	AMERICAN INTL GROUP 3.875% 1/15/35	200	176
	AMERICAN WATER CAPIT 3.400% 3/01/25	152	154
	AMGEN INC 3.625% 5/15/22	465	478
	ANHEUSER-BUSCH INBEV 2.625% 1/17/23	200	192
	AON PLC 3.500% 6/14/24	100	98
	AON PLC 4.000% 11/27/23	150	154
	APPLE INC 2.700% 5/13/22	516	517
	AT&T INC 3.000% 6/30/22	500	488
	AT&T INC 4.500% 5/15/35	300	277
	BANK OF AMERICA CORP 2.625% 10/19/20	450	444
	BANK OF AMERICA CORP 3.300% 1/11/23	800	787
	BANK OF AMERICA CORP 3.875% 8/01/25	582	591
	BANK OF AMERICA CORP 3.950% 4/21/25	300	292
	BANK OF NOVA SCOTIA 1.700% 6/11/18	450	448
	BANK OF NY MELLON CO 2.450% 11/27/20	78	78
	BANK OF NY MELLON CO 2.600% 8/17/20	229	230
	BARCLAYS PLC 2.875% 6/08/20	317	316
	BB&T CORPORATION 2.625% 6/29/20	350	352
	BECTON DICKINSON AND 2.675% 12/15/19	150	151
	BED BATH & BEYOND IN 4.915% 8/01/34	150	134
	BELLSOUTH CORP 6.550% 6/15/34	300	314
	BELLSOUTH CORP 6.875% 10/15/31	300	328

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	BERKSHIRE HATHAWAY 5.750% 1/15/40	300	350
	BHP FIN USA LTD 6.420% 3/01/26	300	327
	BIOGEN INC 3.625% 9/15/22	80	81
	BIOGEN INC 5.200% 9/15/45	43	43
	BP CAPITAL MARKETS 3.062% 3/17/22	200	196
	BP CAPITAL MARKETS 3.245% 5/06/22	200	198
	BROWN-FORMAN CORP 4.500% 7/15/45	45	47
	BUCKEYE PARTNERS LP 4.150% 7/01/23	74	63
	BUCKEYE PARTNERS LP 4.875% 2/01/21	425	413
	BUCKEYE PARTNERS LP 5.850% 11/15/43	195	151
	BUNGE LTD FINANCE CO 3.500% 11/24/20	81	81
	BURLINGTN NORTH SANT 3.000% 3/15/23	400	394
	BURLINGTN NORTH SANT 3.650% 9/01/25	100	101
	CANADIAN PACIFIC RR 6.125% 9/15/15	34	34
	CAPITAL ONE FINANCIA 4.200% 10/29/25	75	74
	CAPITAL ONE FINANCIA 4.750% 7/15/21	200	217
	CAPITAL ONE NA 2.350% 8/17/18	250	250
	CARDINAL HEALTH INC 3.750% 9/15/25	45	46
	CARDINAL HEALTH INC 4.900% 9/15/45	39	40
	CATERPILLAR FINANCIA 1.700% 6/16/18	250	250
	CATERPILLAR INC 6.050% 8/15/36	300	352
	CBS CORP 4.000% 1/15/26	292	285
	CELGENE CORP 3.625% 5/15/24	173	170
	CELGENE CORP 5.000% 8/15/45	91	91
	CENOVUS ENERGY INC 3.800% 9/15/23	150	136
	CISCO SYSTEMS INC 3.000% 6/15/22	139	141
	CISCO SYSTEMS INC 3.500% 6/15/25	73	75
	CITIGROUP INC 1.800% 2/05/18	600	598
	CITIGROUP INC 2.150% 7/30/18	329	329
	CITIGROUP INC 3.875% 10/25/23	400	413
	CITIGROUP INC 4.400% 6/10/25	118	119
	CITIGROUP INC 4.650% 7/30/45	167	169
	CITIZENS FINANCIAL 4.300% 12/03/25	47	47
	CME GROUP INC 3.000% 3/15/25	200	196

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	CNOOC FINANCE 2013 3.000% 5/09/23	400	374
	CNOOC FINANCE 2014 4.250% 4/30/24	300	302
	COMERICA BANK 4.000% 7/27/25	300	304
	COMMONWEALTH REIT 5.875% 9/15/20	350	376
	CSX CORP 6.000% 10/01/36	175	198
	CVS CAREMARK CORP 2.750% 12/01/22	60	58
	CVS HEALTH CORP 3.500% 7/20/22	111	113
	CVS HEALTH CORP 4.875% 7/20/35	143	148
	DANAHER CORP 2.400% 9/15/20	36	36
	DANAHER CORP 3.900% 6/23/21	150	159
	DEUTSCHE BANK AG 2.950% 8/20/20	380	381
	DEVON FINANCING CORP 7.875% 9/30/31	300	308
	DISCOVER BANK 4.200% 8/08/23	250	255
	DISCOVERY COMMUNICAT 3.450% 3/15/25	120	109
	DOMINION GAS HLDGS 2.800% 11/15/20	112	112
	DOW CHEMICAL CO/THE 3.500% 10/01/24	200	194
	DUKE ENERGY CAROLINA 3.900% 6/15/21	100	106
	DUKE ENERGY PROGRESS 3.250% 8/15/25	53	53
	DUKE ENERGY PROGRESS 4.200% 8/15/45	130	128
	EATON CORP 4.000% 11/02/32	170	162
	EBAY INC 2.600% 7/15/22	451	420
	ECOPETROL SA 5.375% 6/26/26	104	89
	ECOPETROL SA 5.875% 9/18/23	100	92
	EMERSON ELECTRIC CO 6.000% 8/15/32	150	178
	ENERGY TRANSFER PART 4.750% 1/15/26	136	114
	ENLINK MIDSTREAM PAR 4.150% 6/01/25	152	117
	ENLINK MIDSTREAM PAR 5.050% 4/01/45	80	50
	ENTERPRISE PRODUCTS 4.050% 2/15/22	200	196
	ENTERPRISE PRODUCTS 6.650% 10/15/34	300	305
	EXELON GENERATION CO 4.250% 6/15/22	150	152
	FIFTH THIRD BANCORP 2.875% 7/27/20	188	188
	FLORIDA POWER & LIGH 3.125% 12/01/25	250	250
	FORD MOTOR CREDIT CO 2.240% 6/15/18	422	418
	FORD MOTOR CREDIT CO 3.200% 1/15/21	275	273

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	FORD MOTOR CREDIT CO 4.134% 8/04/25	212	211
	FREEPORT-MCMORAN C 3.550% 3/01/22	250	145
	FREEPORT-MCMORAN C 5.450% 3/15/43	129	67
	FREEPORT-MCMORAN COR 7.125% 11/01/27	250	156
	FREEPORT-MCMORAN INC 5.400% 11/14/34	169	90
	GENERAL ELEC CAP COR 3.100% 1/09/23	115	117
	GENERAL ELEC CAP COR 3.150% 9/07/22	287	294
	GENERAL ELEC CAP COR 6.750% 3/15/32	115	150
	GENERAL MOTORS FINL 3.100% 1/15/19	30	30
	GENERAL MOTORS FINL 3.200% 7/13/20	182	179
	GILEAD SCIENCES INC 3.250% 9/01/22	45	45
	GILEAD SCIENCES INC 4.600% 9/01/35	35	36
	GLAXOSMITHKLINE CAP 2.800% 3/18/23	150	150
	GOLDMAN SACHS GROUP 2.750% 9/15/20	44	44
	GOLDMAN SACHS GROUP 3.625% 1/22/23	800	809
	GOLDMAN SACHS GROUP 5.750% 1/24/22	500	569
	GOLDMAN SACHS GROUP 5.950% 1/18/18	599	645
	GULF SOUTH PIPELINE 4.000% 6/15/22	300	268
	HALLIBURTON CO 3.375% 11/15/22	49	48
	HALLIBURTON CO 4.850% 11/15/35	43	42
	HALLIBURTON COMPANY 3.500% 8/01/23	150	147
	HCP INC 4.000% 12/01/22	250	249
	HSBC HOLDINGS PLC 7.350% 11/27/32	224	278
	HSBC USA INC 2.350% 3/05/20	400	395
	HSBC USA INC 2.750% 8/07/20	296	296
	HUNTINGTON NATIONAL 2.000% 6/30/18	250	248
	HUSKY ENERGY INC 3.950% 4/15/22	200	185
	INTEL CORP 3.700% 7/29/25	130	134
	INVESCO FINANCE PLC 3.750% 1/15/26	78	79
	JOHN DEERE CAPITAL 1.600% 7/13/18	114	113
	JOHN DEERE CAPITAL 3.400% 9/11/25	179	181
	JOHNSON CONTROLS INC 4.250% 3/01/21	150	154
	KERR MCGEE CORP 7.875% 9/15/31	300	324
	KEYCORP 2.900% 9/15/20	62	62

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	KIMBERLY-CLARK CORP 3.050% 8/15/25	50	50
	KRAFT FOODS GROUP IN 6.875% 1/26/39	300	356
	KROGER CO 7.500% 4/01/31	200	255
	LINCOLN NATIONAL COR 4.200% 3/15/22	300	314
	LOCKHEED MARTIN CORP 3.100% 1/15/23	43	43
	LOCKHEED MARTIN CORP 4.500% 5/15/36	53	54
	LOUISVILLE GAS & ELE 3.300% 10/01/25	71	71
	LOWE’S COMPANIES INC 6.875% 2/15/28	200	255
	LOWE’S COS INC 3.375% 9/15/25	42	43
	MACYS RETAIL HLDGS 4.500% 12/15/34	300	251
	MACYS RETAIL HLDGS 6.790% 7/15/27	420	483
	MAGELLAN MIDSTREAM 4.250% 2/01/21	250	250
	MARATHON OIL CORP 6.600% 10/01/37	150	129
	MARSH & MCLENNAN COS 3.750% 3/14/26	175	175
	MCDONALD’S CORP 4.700% 12/09/35	21	21
	MCDONALD’S CORP 6.300% 10/15/37	38	45
	MEAD JOHNSON NUTRITI 4.125% 11/15/25	120	121
	MERRILL LYNCH & CO 6.875% 4/25/18	600	662
	METLIFE INC 3.600% 11/13/25	109	110
	METLIFE INC 4.368% 9/15/23	300	322
	MICROSOFT CORP 4.000% 2/12/55	120	108
	MICROSOFT CORP 4.200% 11/03/35	77	79
	MICROSOFT CORP 4.750% 11/03/55	109	113
	MIDAMERICAN ENERGY 3.500% 10/15/24	146	149
	MORGAN STANLEY 2.375% 7/23/19	800	797
	MORGAN STANLEY 2.800% 6/16/20	757	759
	MORGAN STANLEY 4.875% 11/01/22	500	531
	MOSAIC CO 4.250% 11/15/23	330	327
	NATIONAL AUSTRALIA 1.875% 7/23/18	350	349
	NATIONAL RETAIL PROP 4.000% 11/15/25	218	214
	NBCUNIVERSAL MEDIA 4.375% 4/01/21	150	163
	NEW ENGLAND TEL & TE 7.875% 11/15/29	221	273
	NOBLE ENERGY INC 5.625% 5/01/21	139	136
	NOBLE ENERGY INC 5.875% 6/01/22	106	101

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	NUCOR CORP 4.000% 8/01/23	140	136
	OCCIDENTAL PETROLEUM 2.700% 2/15/23	80	75
	OCCIDENTAL PETROLEUM 3.500% 6/15/25	45	44
	OCCIDENTAL PETROLEUM 4.625% 6/15/45	26	25
	ONEOK PARTNERS LP 3.375% 10/01/22	100	81
	ORACLE CORP 2.950% 5/15/25	200	195
	ORACLE CORP 3.900% 5/15/35	300	281
	ORACLE CORP 5.750% 4/15/18	100	109
	PACIFIC GAS & ELECTR 3.250% 6/15/23	190	190
	PACIFIC GAS & ELECTR 3.500% 6/15/25	109	110
	PACIFIC GAS & ELECTR 6.050% 3/01/34	100	118
	PEMEX PROJ FDG MASTE 6.625% 6/15/35	250	223
	PENTAIR FINANCE SA 2.900% 9/15/18	141	140
	PEPSICO INC 3.100% 7/17/22	104	107
	PEPSICO INC 4.600% 7/17/45	67	71
	PETROBRAS GLOBAL FIN 6.850% 6/05/15	15	10
	PETRO-CANADA 5.950% 5/15/35	300	301
	PFIZER INC. 6.200% 3/15/19	150	169
	PHILIPS ELECTRONICS 3.750% 3/15/22	200	205
	PLAINS ALL AMER PIPE 4.650% 10/15/25	450	393
	PNC BANK NA 2.950% 1/30/23	505	490
	POTASH CORP-SASKATCH 3.000% 4/01/25	150	141
	PRECISION CASTPARTS 3.250% 6/15/25	80	79
	PRECISION CASTPARTS 4.375% 6/15/45	80	80
	PROLOGIS LP 3.750% 11/01/25	38	38
	RABOBANK NEDERLAND 3.875% 2/08/22	150	158
	RABOBANK NEDERLAND 3.950% 11/09/22	250	253
	REALTY INCOME CORP 3.875% 7/15/24	250	245
	REPUBLIC SERVICES IN 3.550% 6/01/22	150	153
	RIO TINTO FIN USA LT 3.500% 3/22/22	100	94
	ROGERS CABLE INC 8.750% 5/01/32	170	230
	ROPER TECHNOLOGIES 3.000% 12/15/20	25	25
	ROYAL BANK OF CANADA 1.800% 7/30/18	250	249
	RYDER SYSTEM INC 2.650% 3/02/20	150	148

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	RYDER SYSTEM INC 2.875% 9/01/20	57	56
	SANTANDER ISSUANCES 5.179% 11/19/25	200	197
	SANTANDER UK GROUP 2.875% 10/16/20	170	169
	SHELL INTERNATIONAL 2.250% 11/10/20	89	88
	SHELL INTERNATIONAL 4.125% 5/11/35	250	239
	SIMON PROPERTY GROUP 3.500% 9/01/25	110	111
	SIMON PROPERTY GROUP 3.750% 2/01/24	150	156
	SOUTHERN CALIF GAS 3.200% 6/15/25	150	150
	SPECTRA ENERGY CAPIT 3.300% 3/15/23	200	171
	STARBUCKS CORP 4.300% 6/15/45	60	62
	STATE STREET CORP 3.550% 8/18/25	235	242
	STATOIL ASA 2.450% 1/17/23	300	284
	SUMITOMO MITSUI BANK 1.950% 7/23/18	350	348
	SUNOCO LOGISTICS PAR 4.250% 4/01/24	250	216
	SUNOCO LOGISTICS PAR 5.950% 12/01/25	160	152
	SVENSKA HANDELSBANKE 2.400% 10/01/20	250	248
	SYSCO CORPORATION 3.750% 10/01/25	44	45
	THOMSON REUTERS CORP 4.300% 11/23/23	120	123
	TIME WARNER CO INC 7.570% 2/01/24	250	306
	TIME WARNER INC 6.625% 5/15/29	250	293
	TORONTO-DOMINION BAN 1.750% 7/23/18	210	210
	TORONTO-DOMINION BAN 2.500% 12/14/20	180	180
	TOTAL CAPITAL INTL 2.700% 1/25/23	400	383
	TOYOTA MOTOR CREDIT 1.550% 7/13/18	133	133
	TOYOTA MOTOR CREDIT 2.800% 7/13/22	200	199
	TYCO INTERNATIONAL 3.900% 2/14/26	16	16
	TYCO INTERNATIONAL 5.125% 9/14/45	27	28
	TYSON FOODS INC 4.875% 8/15/34	120	123
	UNION CARBIDE CORP 7.750% 10/01/96	110	132
	UNITEDHEALTH GROUP 1.900% 7/16/18	73	73
	UNITEDHEALTH GROUP 3.350% 7/15/22	84	86
	UNITEDHEALTH GROUP 4.625% 7/15/35	84	87
	VENTAS REALTY LP 4.125% 1/15/26	34	34
	VENTAS REALTY LP/CAP 3.250% 8/15/22	200	195

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	VERIZON COMMUNICATIO 1.350% 6/09/17	350	349
	VERIZON COMMUNICATIO 5.050% 3/15/34	470	468
	VERIZON COMMUNICATIO 5.150% 9/15/23	700	770
	VERIZON COMMUNICATIO 6.400% 9/15/33	500	570
	VIACOM INC 4.850% 12/15/34	150	123
	VODAFONE GROUP PLC 2.500% 9/26/22	85	79
	VODAFONE GROUP PLC 2.950% 2/19/23	85	80
	VR FRANCE TELECOM 8.500% 3/01/31	147	207
	WALGREENS BOOTS ALLI 4.500% 11/18/34	380	347
	WALT DISNEY COMPANY/ 3.150% 9/17/25	300	303
*	WELLS FARGO & COMPAN 2.125% 4/22/19	325	325
*	WELLS FARGO & COMPAN 2.600% 7/22/20	109	109
*	WELLS FARGO & COMPAN 3.300% 9/09/24	600	597
*	WELLS FARGO & COMPAN 3.550% 9/29/25	500	505
*	WELLS FARGO & COMPAN 4.300% 7/22/27	184	188
*	WELLS FARGO & COMPAN 4.900% 11/17/45	67	68
	WISCONSIN ENERGY COR 3.550% 6/15/25	238	239
	WW GRAINGER INC 4.600% 6/15/45	41	43
	XEROX CORPORATION 5.625% 12/15/19	100	106
	ZOETIS INC 3.250% 2/01/23	160	153
	ZOETIS INC 3.450% 11/13/20	30	30
	ZOETIS INC 4.500% 11/13/25	62	63
	Foreign Sovereign Debt
	REPUBLIC OF COLOMBIA 4.500% 1/28/26	200	191
	Private Placement Bonds
	P/P ABN AMRO BANK NV 2.450% 6/04/20	250	248
	P/P ANZ NEW ZEALAND 2.850% 8/06/20	250	252
	P/P BAE SYSTEMS HOLD 3.800% 10/07/24	130	129
	P/P BAXALTA INC 3.600% 6/23/22	50	50
	P/P BAXALTA INC 5.250% 6/23/45	22	22
	P/P BK TOKYO-MITSUBI 2.150% 9/14/18	200	199
	P/P BNP PARIBAS 4.375% 9/28/25	200	196
	P/P CANADIAN IMPERIA 2.250% 7/21/20	200	199
	P/P CCO SAFARI II LL 4.464% 7/23/22	182	181

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	P/P CCO SAFARI II LL 6.384% 10/23/35	52	53
	P/P CCO SAFARI II LL 6.834% 10/23/55	70	69
	P/P COMMONWEALTH BAN 4.500% 12/09/25	200	198
	P/P COX COMMUNICATIO 4.800% 2/01/35	120	99
	P/P CRED SUIS GP FUN 3.125% 12/10/20	250	249
	P/P CRED SUIS GP FUN 3.800% 9/15/22	348	348
	P/P DTE ENERGY COMPA 3.300% 6/15/22	119	119
	P/P ERAC USA FINANCE 3.850% 11/15/24	150	150
	P/P GE CAPITAL INTL 3.373% 11/15/25	1,044	1,063
	P/P GE CAPITAL INTL 4.418% 11/15/35	394	402
	P/P HJ HEINZ CO 3.950% 7/15/25	200	202
	P/P HYUNDAI CAPITAL 2.400% 10/30/18	134	134
	P/P JACKSON NATL LIF 1.875% 10/15/18	167	166
	P/P MACQUARIE BANK 2.850% 7/29/20	300	301
	P/P MACQUARIE BANK 4.000% 7/29/25	300	304
	P/P MITSUBISHI UFJ 2.650% 10/19/20	200	200
	P/P NORDEA BANK AB 2.500% 9/17/20	350	348
	P/P PACIFIC LIFE INS 7.900% 12/30/23	300	370
	P/P PENSKE TRUCK LEA 3.375% 2/01/22	350	340
	P/P PRICOA GLOBAL FU 1.900% 9/21/18	150	149
	P/P PRINCIPAL LFE GL 2.625% 11/19/20	114	114
	P/P PROTECTIVE LIFE 2.700% 11/25/20	200	200
	P/P PRUDENTIAL INSUR 8.300% 7/01/25	300	383
	P/P SCHLUMBERGER HLD 3.625% 12/21/22	209	207
	P/P SIEMENS FINANCIE 2.900% 5/27/22	250	250
	P/P SINOPEC GRP OVER 1.750% 4/10/17	200	199
	P/P SINOPEC GRP OVER 3.900% 5/17/22	200	203
	VR P/P WESTPAC BAN 0.920% 7/16/18	300	300
	US Government and Agency Obligations
	FED HOME LN MTG CORP 2.770% 5/25/25	1,500	1,475
	FED HOME LN MTG CORP 3.500% 6/15/26	493	515
	FED HOME LN MTG CORP 6.000% 11/15/23	83	91
	FED NATL MTG ASSN 6.000% 3/25/36	87	96
	FHLMC MULTIFAMILY ST 2.597% 9/25/20	371	376

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	FHLMC-GNMA 8.000% 12/25/22	52	58
	FNMA POOL #465787 4.009% 8/01/20	921	980
	FNMA POOL #467725 3.720% 4/01/18	284	295
	FNMA POOL #468066 4.438% 6/01/21	966	1,053
	FNMA POOL #468542 4.650% 8/01/21	500	552
	FNMA POOL #958500 5.177% 4/01/19	994	1,085
	FNMA POOL #AM6602 2.717% 9/01/21	1,500	1,516
	FNMA POOL #AM7514 3.172% 2/01/25	2,900	2,946
	FNMA POOL #AM7619 3.038% 1/01/23	1,974	2,017
	FNMA POOL #AM8141 2.872% 3/01/27	293	286
	FNMA POOL #AM8572 2.841% 4/01/25	3,953	3,918
	FNMA POOL #AM8856 3.017% 6/01/30	4,800	4,604
	FNMA POOL #AM8993 2.810% 5/01/25	5,177	5,140
	FNMA POOL #AM9014 3.306% 6/01/30	5,000	4,930
	FNMA POOL #AM9169 3.182% 6/01/27	2,140	2,141
	FNMA POOL #AM9320 3.410% 7/01/30	2,579	2,556
	FNMA POOL #AM9333 3.182% 11/01/22	1,386	1,428
	FNMA POOL #AM9335 3.162% 8/01/22	957	985
	FNMA POOL #AM9336 3.182% 11/01/22	2,769	2,853
	FNMA POOL #AM9397 3.058% 6/01/23	2,586	2,640
	FNMA POOL #AM9432 3.224% 12/01/22	1,989	2,054
	FNMA POOL #AM9466 3.255% 2/01/22	1,444	1,493
	FNMA POOL #AM9567 3.069% 7/01/24	1,496	1,510
	FNMA POOL #AM9573 3.327% 4/01/23	2,140	2,214
	FNMA POOL #AM9615 2.769% 9/01/22	3,526	3,552
	FNMA POOL #AM9620 3.348% 1/01/24	747	770
	FNMA POOL #AM9633 3.492% 5/01/23	1,295	1,351
	FNMA POOL #AM9642 2.676% 1/01/22	1,592	1,599
	FNMA POOL #AM9658 2.914% 1/01/22	1,493	1,517
	FNMA POOL #AM9686 2.635% 4/01/22	1,990	1,996
	FNMA POOL #AN0193 3.100% 8/01/24	600	607
	GNMA POOL #784044 4.990% 11/20/37	3,370	3,711
	GNMA POOL #784045 4.500% 7/20/45	2,984	3,213
	GOVT NATL MTG ASSN 4.000% 2/20/37	372	379

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	GOVT NATL MTG ASSN 5.500% 5/16/35	68	70
	TENN VALLEY AUTH 4.250% 9/15/65	194	190
	U S TREASURY SEC STRIPPED	2,500	2,072
	U S TREASURY SEC STRIPPED 2/15/20	2,300	2,142
	U S TREASURY SEC STRIPPED 2/15/22	1,200	1,053
	U S TREASURY SEC STRIPPED 2/15/25	4,500	3,607
	U S TREASURY SEC STRIPPED 2/15/30	1,300	878
	U S TREASURY SEC STRIPPED 5/15/19	1,100	1,046
	U S TREASURY SEC STRIPPED 5/15/20	5,700	5,262
	U S TREASURY SEC STRIPPED 5/15/21	5,400	4,848
	U S TREASURY SEC STRIPPED 5/15/23	2,400	2,031
	U S TREASURY SEC STRIPPED 5/15/24	2,800	2,301
	U S TREASURY SEC STRIPPED 5/15/25	4,500	3,575
	U S TREASURY SEC STRIPPED 5/15/28	2,000	1,437
	U S TREASURY SEC STRIPPED 5/15/30	2,050	1,375
	U S TREASURY SEC STRIPPED 8/15/21	1,000	892
	U S TREASURY SEC STRIPPED 8/15/29	750	517
	U S TREASURY SEC STRIPPED 11/15/19	4,000	3,750
	U S TREASURY SEC STRIPPED 11/15/24	3,500	2,828
	U S TREASURY SEC STRIPPED 11/15/28	2,500	1,766
	U S TREASURY SEC STRIPPED 11/15/29	1,750	1,193
	US TREAS SEC STRIPPED	1,300	766
	US TREAS SEC STRIPPED 5/15/33	900	542
	US TREAS SEC STRIPPED 11/15/30	1,550	1,019
	US TREAS SEC STRIPPED 11/15/32	1,000	612
	US TREASURY BOND 3.500% 2/15/39	1,000	1,106
	US TREASURY BOND 3.875% 8/15/40	700	818
	US TREASURY BOND STRIPPED	300	177
	US TREASURY NOTE 0.625% 5/31/17	900	896
	US TREASURY NOTE 0.875% 1/15/18	1,000	995
	US TREASURY NOTE 0.875% 8/15/17	2,000	1,996
	US TREASURY NOTE 1.000% 11/30/19	1,500	1,466
	US TREASURY NOTE 1.500% 12/31/18	2,800	2,813
	US TREASURY NOTE 1.750% 5/15/23	200	195

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	US TREASURY NOTE 1.750% 9/30/19	5,500	5,537
	US TREASURY NOTE 2.125% 1/31/21	2,100	2,131
	US TREASURY NOTE 2.375% 8/15/24	500	505
	US TREASURY NOTE 2.625% 11/15/20	2,500	2,597
	US TREASURY NOTE 3.125% 5/15/19	3,700	3,903
	US TREASURY NOTE 3.375% 11/15/19	2,500	2,669
	US TREASURY NOTE 3.500% 5/15/20	3,500	3,763
	US TREASURY NOTE 4.250% 11/15/17	1,800	1,906
	US TREASURY SEC STRIPPED	4,200	2,642
	VR FANNIEMAE-ACES 1.376% 11/25/22	1,125	1,124
	VR FANNIEMAE-ACES 3.092% 4/25/27	3,577	3,631
	VR FED HOME LN MTG 0.775% 2/15/43	384	383
	VR FED HOME LN MTG 0.845% 9/15/36	94	94
	VR FED NATL MTG AS 2.88531% 4/25/44	165	173
	VR FHLMC MULTIFAMILY 0.900% 9/25/22	849	846
	VR FHLMC MULTIFAMILY 3.284% 6/25/25	1,000	1,023
	VR FNMA POOL #AL7395 5.567% 9/01/55	4,735	5,284
	VR GOVT NATL MTG 4.756% 10/20/43	1,684	1,852
	VR GOVT NATL MTG 5.242% 5/20/40	1,580	1,747
	VR GOVT NATL MTG 5.483% 1/20/38	1,356	1,516
	VR GOVT NATL MTG 5.554% 10/20/40	1,995	2,226
	VR GOVT NATL MTG AS 0.691% 6/20/65	1,964	1,931
	VR GOVT NATL MTG AS 0.691% 7/20/65	1,007	990
	VR GOVT NATL MTG AS 0.701% 2/20/61	1,483	1,475
	VR GOVT NATL MTG AS 0.771% 9/20/65	1,489	1,477
	VR GOVT NATL MTG AS 0.771% 10/20/65	1,031	1,023
	VR GOVT NATL MTG AS 0.792% 11/20/65	1,989	1,975
	VR GOVT NATL MTG AS 0.911% 12/20/65	585	583

	Total Diversified Bond Fund		481,330

	U.S. Large-Cap Equity Fund
	Common/Collective Trusts
*	VANGUARD EMPLOYEE BENEFIT INDEX FUND #528	1,987	448,442
	Money Market

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106 (SANDS)	2,978	2,979
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106 (TCW)	3,228	3,228
*	WF HERITAGE MM FD-INSTL #3106 (ICAP)	3,554	3,554
*	WF HERITAGE MM FD-INSTL #3106 (BRANDYWINE)	4,261	4,261
	Common Stock
	ABBVIE INC	63	3,740
	ACE LIMITED	33	3,862
	ADOBE SYS INC	136	12,776
	AECOM	92	2,774
	ALEXION PHARMACEUTICALS INC	86	16,239
	ALIBABA GROUP HOLDING LTD	202	16,417
	ALLERGAN PLC	34	10,620
	ALLY FINANCIAL INC	241	4,485
	ALPHABET INC CL A	20	15,716
	ALPHABET INC CL C	18	13,810
	AMAZON COM INC COM	23	15,296
	AMERICAN AIRLS GROUP INC	172	7,287
	AMERICAN TOWER CORP	92	8,950
*	AMERIPRISE FINL INC	44	4,680
	APACHE CORP	47	2,108
	APPLE INC	50	5,306
	APPLIED MATERIALS INC	164	3,053
	ARM HOLDINGS PLC - ADR	54	2,457
	AT & T INC	81	2,793
	ATHENAHEALTH INC	65	10,391
	BAIDU INC ADR	88	16,636
	BANK OF AMERICA CORP	789	13,284
	BERKSHIRE HATHAWAY INC.	49	6,429
	BIOGEN INC	24	7,352
	BIOMARIN PHARMACEUTICAL INC	109	11,461
	BOEING CO	31	4,547
	BP PLC - ADR	341	10,650
	CANADIAN NAT RES LTD	227	4,962
	CATERPILLAR INC	46	3,157

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	CELGENE CORP COM	34	4,086
	CERNER CORP COM	172	10,357
	CHEVRON CORP	80	7,240
	CHICAGO BRIDGE & IRON COMPANY N.V.	73	2,840
	CHIPOTLE MEXICAN GRILL INC	21	10,088
	CIMAREX ENERGY CO	36	3,218
	CISCO SYSTEMS INC	227	6,176
	CITIGROUP INC.	329	16,987
	COMCAST CORP CLASS A	81	4,573
	COSTCO WHOLESALE CORP	18	2,834
	COVANTA HLDG CORP	144	2,232
	CROWN CASTLE INTL CORP	40	3,438
	CVS HEALTH CORPORATION	26	2,493
	DELTA AIR LINES INC	203	10,253
	DEVON ENERGY CORPORATION	62	1,991
	DILLARDS INC CL A	34	2,254
	DISCOVERY COMMUNICATIONS-C	141	3,550
	DOLLAR GENERAL CORP	32	2,294
	DOW CHEMICAL CO	69	3,533
	DPS CHINA MOBILE LIMITED ADR	86	4,870
	DSW INC	55	1,305
	EASTMAN CHEM CO COM	61	4,119
	EATON CORP PLC	44	2,274
	EDWARDS LIFESCIENCES CORP	78	6,160
	ENDO INTERNATIONAL PLC	27	1,641
	EQUINIX INC	11	3,258
	EXPRESS SCRIPTS HOLDING CO	33	2,874
	FACEBOOK INC	275	28,799
	FMC TECHNOLOGIES INC	146	4,235
	GENERAL ELECTRIC CO	139	4,325
	GENERAL MOTORS CO	318	10,810
	GOLDMAN SACHS GROUP INC	21	3,824
	GOODYEAR TIRE & RUBR CO	113	3,701
	GRUPO TELEVISA, S.A. - ADR	88	2,406

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	HATTERAS FINANCIAL CORP	264	3,473
	HONEYWELL INTERNATIONAL INC	45	4,694
	HORIZON PHARMA PLC	101	2,185
	HP INC	153	1,808
	ILLUMINA INC	65	12,520
	INCYTE CORPORATION, INC.	47	5,097
	INTEL CORP	78	2,680
	INTERCONTINENTAL EXCHANGE, INC	28	7,155
	JAZZ PHARMACEUTICALS PLC	11	1,498
	JOHNSON CONTROLS INC	110	4,336
*	JPMORGAN CHASE & CO	112	7,403
	KOHLS CORP	61	2,901
	LAM RESEARCH CORP COM	41	3,270
	LAS VEGAS SANDS CORP	86	3,761
	LENDINGCLUB CORP	457	5,050
	LIBERTY MEDIA CORP	51	1,955
	LINKEDIN CORP	82	18,443
	LOUISIANA PAC CORP	210	3,784
	MAGNA INTL INC CL A	57	2,312
	MALLINCKRODT PLC	71	5,235
	MCKESSON CORP	28	5,544
	MEAD JOHNSON NUTRITION CO	26	2,033
	MEDTRONIC PLC	64	4,902
	MERCK & CO INC NEW	49	2,576
	METLIFE INC	232	11,196
	MICHAEL KORS HOLDINGS LTD	171	6,855
	MICRON TECHNOLOGY INC	413	5,847
	MOBILEYE NV	200	8,429
	MONSANTO CO NEW	143	14,071
	MONSTER BEVERAGE CORP	17	2,549
	MOSAIC CO/THE	87	2,388
	MYLAN N V	46	2,512
	NETFLIX.COM INC	79	9,036
	NOMURA HOLDINGS, INC. - ADR	669	3,715

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	NORTHERN TRUST CORP	77	5,573
	NOVARTIS AG - ADR	62	5,299
	OCCIDENTAL PETE CORP	101	6,824
	OMNICOM GROUP	69	5,205
	ORACLE CORPORATION	144	5,252
	OSHKOSH CORPORATION	71	2,774
	PALO ALTO NETWORKS INC	37	6,517
	PENTAIR PLC	84	4,144
	PFIZER INC	80	2,579
	PNC FINANCIAL SERVICES GROUP	79	7,535
	PTC THERAPEUTICS INC	31	1,002
	REGENERON PHARMACEUTICALS INC	28	15,363
	RELIANCE STL & ALUM CO COM	79	4,548
	SALESFORCE COM INC	377	29,528
	SANTANDER CONSUMER USA HOLDING	198	3,130
	SCHLUMBERGER LTD	159	11,068
	SCHWAB CHARLES CORP NEW	335	11,018
	SERVICENOW INC	41	3,579
	SPLUNK INC	178	10,454
	STARBUCKS CORP COM	66	3,939
	SYNCHRONY FINANCIAL	92	2,810
	TEREX CORP NEW	83	1,538
	TEVA PHARMACEUTICAL INDUSTRIES - ADR	54	3,514
	TEXAS INSTRUMENTS INC	34	1,879
	THE PRICELINE GROUP INC.	12	15,842
	TIFFANY & CO NEW	22	1,711
	TOYOTA MOTOR CORPORATION - ADR	38	4,663
	TRIBUNE MEDIA COMPANY CLASS A	86	2,917
	TUPPERWARE BRANDS CORPORATION	37	2,068
	TWO HARBORS INVESTMENT CORP	397	3,215
	UNDER ARMOUR INC	99	7,957
	VALEANT PHARMACEUTICALS	41	4,147
	VERIZON COMMUNICATIONS	137	6,319
	VISA INC-CLASS A SHRS	439	34,049

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	VODAFONE GROUP PLC-SP ADR	114	3,674
*	WELLS FARGO & CO	84	4,574
	WHIRLPOOL CORP	38	5,621

	Total U.S. Large-Cap Equity Fund		1,321,782

	International Equity Fund
	Mutual Funds
	AMERICAN FUNDS EUROPACIFIC GROWTH R6 #2616	4,198	190,269
	DFA EMERGING MARKETS VALUE FUND #5095	4,812	98,172
	DFA INTERNATIONAL SMALL CAP VALUE PORTFOLIO #5066	2,783	51,996
	GMO INTERNATIONAL CORE EQUITY FUND IV	6,500	166,283

	Total International Equity Fund		506,720

	U.S. Small/Mid-Cap Equity Fund
	Money Market
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106 (TIMES CAP)	4,632	4,633
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106 (WESTWOOD)	2,128	2,128
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106 (WMC)	1,969	1,969
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106 (Integrity)	955	955
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106 (Wells Fargo)	2,843	2,843

	Common Stock
	ABERCROMBIE & FITCH CO CL A	17	470
	ACADIA HEALTHCARE CO INC	31	1,936
	ACCO BRANDS CORP	85	607
	ACI WORLDWIDE INC	58	1,237
	ACUITY BRANDS (HOLDING CO) INC RR.	7	1,524
	ADT CORP/THE	13	423
	ADVISORY BRD CO	36	1,801
	AERCAP HOLDINGS NV	39	1,662
	AEROJET ROCKETDYNE HOLDINGS IN	26	405
	AIR LEASE CORP	38	1,266
	ALBANY INTL CORP NEW CL A	25	918
	ALBEMARLE CORP COM	24	1,336

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	ALERE INC	48	1,890
	ALEXANDRIA REAL ESTATE EQUITIES	32	2,928
	ALIGN TECHNOLOGY INC	28	1,817
	ALLEGHANY CORP DEL NEW	2	980
	ALLEGIANT TRAVEL CO	9	1,510
	ALLEGION PLC	27	1,782
	ALLETE INC	11	555
	ALLIANT ENERGY CORPORATION	7	430
	ALLSCRIPTS HEALTHCARE SOLUTIONS INC	67	1,031
	ALNYLAM PHARMACEUTICALS INC	15	1,396
	AMC NETWORKS INC	32	2,352
	AMDOCS LIMITED COM	52	2,843
	AMERICAN CAMPUS CMNTYS INC	12	490
	AMERICAN FINL GROUP INC OHIO COM	14	1,001
	AMSURG CORP	6	435
	AMTRUST FINANCIAL SERVICES INC	10	621
	APARTMENT INVT & MGMT CO CL A	14	549
	APOGEE ENTERPRISES INC	38	1,671
	APOLLO GLOBAL MANAGEMENT LLC	96	1,450
	APTARGROUP INC COM	29	2,089
	ARAMARK	56	1,803
	ARCH CAPITAL GROUP LTD	16	1,095
	ARES CAP CORP	33	464
	ARRIS GROUP INC	39	1,189
	ARROW ELECTRS INC	11	615
	ARTISAN PARTNERS ASSET MANAGEM	46	1,659
	ASBURY AUTOMOTIVE GROUP INC	22	1,477
	ASCENA RETAIL GROUP INC	97	955
	ASHLAND INC NEW	4	419
	ASPEN TECHNOLOGY INC COM	36	1,359
	ASSURANT INC	6	450
	ASSURED GUARANTY LTD USD 1.0	17	445
	ATMOS ENERGY CORP	17	1,050
	AVERY DENNISON CORP	8	527

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	AVG TECHNOLOGIES	117	2,344
	AVIS BUDGET GROUP	44	1,579
	AXALTA COATING SYSTEMS LTD	48	1,286
	B/E AEROSPACE, INC.	26	1,089
	BABCOCK & WILCOX ENTERPRISES I	31	653
	BANCORPSOUTH INC	24	584
	BANKUNITED INC	66	2,376
	BELDEN INC	21	1,008
	BERRY PLASTICS GROUP INC	13	470
	BLACK KNIGHT FINANCIAL SERVICE	24	785
	BLUE BUFFALO PET PRODUCTS INC	38	702
	BLUEBIRD BIO INC	8	513
	BOISE CASCADE CO	56	1,437
	BOOZ ALLEN HAMILTON HOLDING CO	127	3,908
	BRIGHT HORIZONS FAMILY SOLUTIO	57	3,842
	BROADRIDGE FINANCIAL SOLUTIONS	64	3,449
	BROCADE COMMUNICATIONS SYSTEMS	189	1,737
	BRUKER CORPORATION	23	550
	BRUNSWICK CORP	63	3,202
	BWX TECHNOLOGIES INC	16	520
	CABLE ONE INC	3	1,084
	CACI INTL INC FORMERLY CACI INC TO	5	455
	CALATLANTIC GROUP INC	14	533
	CALERES INC	51	1,369
	CARDTRONICS INC	86	2,901
	CARLISLE COS INC	25	2,230
	CASEYS GEN STORES INC	4	479
	CATALENT INC	40	996
	CATO CORP NEW CL A	22	795
	CAVIUM INC	37	2,438
	CBRE GROUP INC	42	1,450
	CEB INC	18	1,105
	CEMPRA INC	27	850
	CEPHEID	38	1,381

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	CHARLES RIVER LABORATORIES	18	1,500
	CIENA CORP USD 0.01	24	500
	CINEMARK HOLDINGS INC	47	1,567
	CIRCOR INTERNATIONAL INC -WI	10	433
	CIT GROUP INC.	54	2,152
	CLARCOR INC	25	1,242
	CLEAN HARBORS INC	12	486
	CLUBCORP HOLDINGS INC	108	1,968
	CNO FINANCIAL GROUP INC	37	699
	COGNEX CORP	25	853
	COHERENT INC	9	585
	COLUMBIA SPORTSWEAR CO COM	27	1,326
	COMERICA INC	19	806
	COMMSCOPE HOLDING CO INC	43	1,106
	CONMED CORP	23	1,000
	CONSTELLATION BRANDS INC	9	1,250
	CONTINENTAL BUILDING PRODUCTS	60	1,049
	COOPER COS INC COM NEW	17	2,241
	CORELOGIC INC	31	1,033
	CORNERSTONE ONDEMAND INC	51	1,768
	COSTAR GROUP, INC	27	5,711
	CST BRANDS INC	22	869
	CTS CORP	28	492
	CUBESMART	14	441
	CUBIC CORP	22	1,047
	CYBER-ARK SOFTWARE LTD/ISRAE	29	1,300
	CYPRESS SEMICONDUCTOR CORP	55	540
	D R HORTON INC COM	15	475
	DARDEN RESTAURANTS INC	8	510
	DARLING INGREDIENTS INC	76	804
	DAVE & BUSTER’S ENTERTAINMENT	38	1,598
	DBV TECHNOLOGIES SA-SPON ADR	11	392
	DDR CORP	26	440
	DEAN FOODS CO	63	1,077

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	DELTIC TIMBER CORP COM	11	655
	DELUXE CORP	9	501
	DEXCOM INC	19	1,556
	DIAMONDBACK ENERGY INC	24	1,611
	DIAMONDROCK HOSPITALITY CO	71	682
	DICKS SPORTING GOODS INC	61	2,153
	DIEBOLD INC	25	746
	DILLARDS INC CL A	12	795
	DORIAN LPG LTD	38	447
	DSW INC	20	474
	DUKE REALTY CORPORATION	30	627
	DUN & BRADSTREET CORP DEL NEW	12	1,216
	DUNKIN’ BRANDS GROUP INC	33	1,423
	EAST WEST BANCORP INC	29	1,222
	EDGEWELL PERSONAL CARE CO	14	1,097
	EDUCATION REALTY TRUST INC	17	631
	EMCOR GROUP INC COM	11	524
	ENERGIZER SPINCO INC	66	2,251
	ENERSYS	5	264
	ENVISION HEALTHCARE HOLDINGS I	93	2,402
	EPAM SYSTEMS INC	18	1,450
	EQUIFAX INC	18	2,038
	ERA GROUP INC	23	255
	ESCO TECHNOLOGIES INC	17	601
	ESSENDANT INC	29	938
	EURONET WORLDWIDE INC.	23	1,653
	EVERCORE PARTNERS INC	23	1,268
	FIRST BANCORP PUERTO RICO	52	168
	FIRST FINL BANCORP	60	1,086
	FIRST MIDWEST BANCORP INC DEL	45	821
	FIRST NIAGARA FINL GROUP INC NEW	63	684
	FIRST REPUBLIC BANK/SAN FRANCI	7	477
	FIVE BELOW INC	21	681
	FLEETMATICS GROUP PLC	15	767

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	FLIR SYS INC COM	82	2,294
	FNF GROUP	18	612
	FORRESTER RESEARCH INC COM	20	564
	FORUM ENERGY TECHNOLOGIES INC	61	760
	FORWARD AIR CORP	1	43
	FREDS INC CL A	45	730
	FTI CONSULTING INC COM	25	878
	G & K SVCS INC CL A	16	982
	GATX CORP	16	662
	GENESEE & WYOMING INC-CL A	39	2,110
	GENTHERM INC	59	2,777
	GLOBAL PMTS INC W/I	23	1,503
	GOODYEAR TIRE & RUBR CO	19	632
	GRACO INC	17	1,240
	GRAND CANYON EDUCATION INC	33	1,324
	GRAPHIC PACKAGING HLDGCO	32	411
	GREAT WESTERN BANCORP INC	26	761
	GREIF INC-CL A	16	502
	GUIDEWIRE SOFTWARE INC	25	1,515
	HAEMONETICS CORP MASS	95	3,040
	HAIN CELESTIAL GROUP INC	10	406
	HALYARD HEALTH INC	61	2,051
	HANCOCK HOLDING CO	25	629
	HANOVER INS GROUP INC	6	521
	HARMAN INTL INDS INC NEW COM	11	1,030
	HARRIS CORP DEL	10	908
	HD SUPPLY HOLDINGS INC	50	1,508
	HEADWATERS INC	24	403
	HEALTHEQUITY INC	24	602
	HEALTHSOUTH REHABILITATION CORPORAT	9	321
	HELEN OF TROY LIMITED	26	2,398
	HENRY JACK & ASSOC INC COM	45	3,513
	HILL ROM HLDGS	10	459
	HILLENBRAND INC	15	441

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	HOLOGIC INC COM	41	1,591
	HOME BANCSHARES INC/CONWAY AR	28	1,118
	HORIZON GLOBAL CORP	9	90
	HORIZON PHARMA PLC	58	1,246
	HSN INC	25	1,241
	HUNTINGTON BANCSHARES INC	90	1,001
	HUNTINGTON INGALLS INDUSTRIES	7	862
	HURON CONSULTING GROUP INC	29	1,697
	IAC/INTERACTIVECORP	33	1,982
	ICU MED INC COM	4	447
	IMAX CORP COM	35	1,244
	IMPERVA INC	16	1,006
	INC RESEARCH HOLDINGS INC	38	1,829
	INOVALON HOLDINGS INC	64	1,091
	INTEGRA LIFESCIENCES HOLDING	36	2,448
	INTERNATIONAL BANCSHARES CRP	32	810
	INTERSECT ENT INC	29	649
	INTERSIL CORPORATION	37	467
	INTRA-CELLULAR THERAPIES INC	20	1,070
	INVESTMENT TECHNOLOGY GROUP INC NEW	18	308
	IPG PHOTONICS CORP	14	1,204
	J2 GLOBAL INC	60	4,865
	JANUS CAP GROUP INC	26	369
	JARDEN CORP	35	1,988
	JETBLUE AWYS CORP	21	472
	KAISER ALUMINUM CORP	5	420
	KAPSTONE PAPER AND PACKAGING C	121	2,731
	KAR AUCTION SERVICES INC	49	1,819
	KEYCORP NEW	55	721
	KEYSIGHT TECHNOLOGIES INC	16	457
	KITE REALTY GROUP TRUST	18	470
	KOHLS CORP	10	491
	LACLEDE GROUP INC	10	611
	LANDSTAR SYS INC COM	15	868

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	LAREDO PETROLEUM, INC.	64	507
	LA-Z-BOY INC	16	390
	LEXINGTON REALTY TRUST	45	362
	LIGAND PHARMACEUTICALS INC	5	494
	LITHIA MOTORS INC CL A COM	12	1,261
	LITTELFUSE INC COM	5	492
	LUXFER HOLDINGS PLC-ADR	35	345
	MACK CALI RLTY CORP COM	25	583
	MANITOWOC INC	28	431
	MANPOWERGROUP INC	7	570
	MARRIOTT VACATIONS WORLDWIDE C	19	1,065
	MATRIX SVC CO	26	542
	MATTEL INC	52	1,416
	MATTHEWS INTL CORP	16	848
	MAXIM INTEGRATED PRODS INC	31	1,194
	MB FINANCIAL BANK	24	766
	MEDASSETS INC	32	976
	MEDICAL PPTYS TR INC	30	351
	MEDIVATION INC	48	2,327
	MEDNAX INC	23	1,648
	MEMORIAL RESOURCE DEVELOPMEN	110	1,766
	MERITOR INC	41	344
	MICHAELS COS INC/THE	60	1,330
	MID AMERICA APARTMENT COM	7	649
	MILLER HERMAN INC	76	2,181
	MISTRAS GROUP INC	33	637
	MUELLER INDS INC	35	941
	NEUSTAR INC	12	297
	NEW JERSEY RES CORP	10	319
	NEWELL RUBBERMAID INC	15	655
	NICE SYSTEMS LTD. - ADR	21	1,181
	NORTHSTAR REALTY FINANCE	15	249
	NORTHWEST BANCSHARES INC/MD	60	808
	OCH-ZIFF CAPITAL MANAGEMENT GR	142	885

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	OFG BANCORP	61	445
	OLD DOMINION FREIGHT LINES INC	39	2,316
	ON SEMICONDUCTOR CORP	220	2,154
	OPUS BANK	31	1,128
	ORBITAL ATK INC	38	3,327
	OWENS CORNING INC	14	641
	PARSLEY ENERGY INC-CLASS A	25	454
	PATTERSON COS INC	51	2,301
	PAYCOM SOFTWARE INC	46	1,738
	PAYLOCITY HOLDING CORP	19	766
	PDC ENERGY INC	24	1,265
	PERKINELMER, INC	24	1,280
	PHIBRO ANIMAL HEALTH CORP	14	433
	PINNACLE WEST CAP CORP	13	823
	PITNEY BOWES INC	163	3,362
	PLEXUS CORP COM	11	372
	PNM RES INC	16	475
	POLYONE CORP	84	2,656
	POST HOLDINGS INC	13	810
	POTLATCH HLDGS INC	53	1,612
	PREMIER INC	53	1,883
	PRIMERICA INC	18	861
	PRIMORIS SERVIES CORPORATION	30	659
	PRIVATEBANCORP INC	62	2,560
	PROASSURANCE CORPORATION	45	2,160
	PROTHENA CORP PLC	4	279
	PROTO LABS INC	31	1,998
	PTC INC	13	462
	QLIK TECHNOLOGIES INC	50	1,592
	RAYMOND JAMES FINL INC	26	1,518
	REINSURANCE GROUP AMER CLASS A NEW	11	945
	RENAISSANCERE HOLDINGS COM	13	1,449
	REXNORD CORP	75	1,361
	RICE ENERGY INC	24	266

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	RITE AID CORP	76	594
	ROBERT HALF INTL INC	30	1,409
	ROWAN COMPANIES PLC	47	797
	RPM INTERNATIONAL INC	58	2,534
	RSP PERMIAN INC	91	2,231
	RYMAN HOSPITALITY PROPERTIES	10	494
	SCANSOURCE INC COM	24	776
	SCORPIO TANKERS INC	91	729
	SEACOR HOLDINGS INC	13	676
	SEI INVESTMENT COMPANY	35	1,811
	SENSIENT TECHNOLOGIES CORP	13	832
	SERVICEMASTER GLOBAL HOLDINGS	126	4,927
	SMITH A O CORP CL B	29	2,201
	SOLAR CAPITAL LTD	29	483
	SPIRIT AIRLINES INC	21	838
	SPLUNK INC	29	1,703
	STAG INDUSTRIAL INC	59	1,081
	STAGE STORES INC	45	406
	STEELCASE INC CL A	30	453
	STERIS PLC	12	869
	SUMMIT HOTEL PROPERTIES INC	44	528
	SUNSTONE HOTEL INVS INC NEW	41	514
	SUPERIOR ENERGY SERVICES INC	26	355
	SURGERY PARTNERS INC	39	789
	SURGICAL CARE AFFILIATES INC	22	888
	SYNERGY RESOURCES CORP	68	581
	SYNNEX CORP	5	441
	SYNOVUS FINANCIAL CORP	34	1,110
	TABLEAU SOFTWARE INC-CL A	21	1,962
	TAKE-TWO INTERACTIVE SOFTWARE	44	1,532
	TAYLOR MORRISON HOME CORP	59	944
	TEAM HEALTH HOLDINGS INC	30	1,299
	TECH DATA CORP	6	391
	TEGNA INC	27	687

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	TELEFLEX INC	25	3,260
	TEMPUR SEALY INTERNATIONAL	14	986
	TERADYNE INC	22	458
	THERMON GROUP HOLDINGS INC	39	656
	TIME INC	140	2,191
	TRANSUNION	68	1,861
	TREX COMPANY INC	28	1,083
	TRIMAS CORP	50	930
	TRINET GROUP INC	27	522
	TRUEBLUE INC	61	1,571
	TYLER TECHNOLOGIES INC	17	2,952
	UGI CORP NEW COM	42	1,416
	ULTA SALON COSMETICS & FRAGRAN	6	1,191
	ULTIMATE SOFTWARE GROUP INC	14	2,796
	ULTRAGENYX PHARMACEUTICAL INC	7	810
	UNITED NAT FOODS INC	33	1,295
	VAIL RESORTS INC COM	15	1,980
	VANTIV INC	52	2,488
	VCA INC	40	2,166
	VULCAN MATERIALS COMPANY	14	1,310
	WABCO HOLDINGS INC	21	2,122
	WABTEC CORP	18	1,286
	WAGEWORKS INC	37	1,665
	WATSCO INC CL A	8	972
	WATTS WATER TECHNOLOGIES INC	2	114
	WEBSTER FINL CORP WATERBURY CONN	23	869
	WELLCARE HEALTH PLANS, INC	5	404
	WESCO INTL INC	21	919
	WESTAMERICA BANCORPORATION	10	463
	WESTAR ENERGY INC	26	1,093
	WESTERN ALLIANCE BANCORPORATION	29	1,025
	WESTROCK CO	10	466
	WEX INC	34	2,984
	WGL HOLDINGS INC	11	685

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	WHITE MTNS INS GROUP	1	814
	WHITEWAVE FOODS CO	38	1,459
	WHITING PETE CORP NEW	25	235
	WILLIAMS SONOMA INC	20	1,139
	WINTRUST FINL CORP	50	2,411
	WISDOMTREE INVESTMENTS INC	66	1,033
	WNS HOLDINGS LTD ADR	62	1,934
	WOODWARD INC.	82	4,047
	WPX ENERGY INC	51	291
	WYNDHAM WORLDWIDE CORP	6	405
	ZAYO GROUP HOLDINGS INC	97	2,585
	ZIONS BANCORP	85	2,303

	Total Small / Mid Cap Equity Fund		447,848

	Stable Value Fund
	Common/Collective Trusts
*	COLUMBIA TRUST GOVERNMENT MONEY MARKET FUND		25,779
*	COLUMBIA TRUST STABLE GOVT FUND		11,378

	Total Stable Value Fund, at Fair Value		37,157

	Total Investments, at Fair Value		3,795,126

	Fully Benefit Responsive Investment Contracts (Stable Value Fund)
	US Government and Agency Obligations
	FEDERAL HOME LOAN BANKS 0.625% 5/30/2017	4,260	4,240
	FFCB 0.2119% 8/29/2017	2,000	1,997
	FFCB 0.21675% 3/22/2018	37,665	37,548
	FGOLD 15YR 3.5% 10/01/2020	12	13
	FGOLD 15YR 3.5% 10/01/2025	16	16
	FGOLD 15YR 3.5% 9/01/2025	128	133
	FGOLD 15YR 4% 7/01/2025	277	293
	FGOLD 15YR 4% 7/01/2025	1,208	1,267
	FGOLD 15YR 3% 1/01/2027	2,862	2,954

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	FGOLD 15YR 3% 1/01/2027	1,647	1,701
	FGOLD 15YR 3% 11/01/2025	1,054	1,087
	FGOLD 15YR 3% 11/01/2026	776	801
	FGOLD 15YR 3% 3/01/2027	985	1,016
	FGOLD 15YR 3% 3/01/2027	2,865	2,957
	FGOLD 15YR 3.5% 1/01/2021	671	702
	FGOLD 15YR 3.5% 10/01/2025	3,090	3,239
	FGOLD 15YR 3.5% 11/01/2025	156	164
	FGOLD 15YR 3.5% 12/01/2025	57	60
	FGOLD 15YR 3.5% 12/01/2025	370	388
	FGOLD 15YR 3.5% 12/01/2025	1,303	1,366
	FGOLD 15YR 3.5% 2/01/2026	1,899	1,986
	FGOLD 15YR 3.5% 4/01/2021	372	389
	FGOLD 15YR 3.5% 4/01/2021	205	214
	FGOLD 15YR 3.5% 5/01/2026	76	80
	FGOLD 15YR 3.5% 6/01/2026	1,411	1,479
	FGOLD 15YR 3.5% 7/01/2026	168	176
	FGOLD 15YR 3.5% 7/01/2026	261	274
	FGOLD 15YR 3.5% 7/01/2026	344	361
	FGOLD 15YR 3.5% 7/01/2026	467	490
	FGOLD 15YR 3.5% 7/01/2026	982	1,030
	FGOLD 15YR 3.5% 7/01/2026	157	164
	FGOLD 15YR 3.5% 8/01/2026	1,372	1,438
	FGOLD 15YR 4% 10/01/2025	49	52
	FGOLD 15YR 4% 3/01/2026	162	171
	FGOLD 15YR 4% 5/01/2026	560	591
	FGOLD 15YR 4% 6/01/2024	54	57
	FGOLD 15YR 4% 6/01/2024	331	347
	FGOLD 15YR 4% 6/01/2025	57	60
	FGOLD 15YR 4% 6/01/2026	3,364	3,553
	FGOLD 15YR 5% 11/01/2017	34	36
	FGOLD 15YR 5% 6/01/2018	38	40
	FGOLD 15YR 5.5% 10/01/2018	7	7
	FGOLD 15YR 5.5% 2/01/2019	90	94

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	FGOLD 15YR GIANT 3% 1/01/2027	1,182	1,220
	FGOLD 15YR GIANT 3% 6/01/2027	1,086	1,122
	FGOLD 15YR GIANT 3% 9/01/2030	1,496	1,543
	FGOLD 15YR GIANT 3.5% 1/01/2027	1,472	1,542
	FGOLD 15YR GIANT 3.5% 1/01/2030	448	469
	FGOLD 15YR GIANT 3.5% 10/01/2026	1,427	1,496
	FGOLD 15YR GIANT 3.5% 10/01/2029	77	80
	FGOLD 15YR GIANT 3.5% 11/01/2025	452	474
	FGOLD 15YR GIANT 3.5% 11/01/2029	770	807
	FGOLD 15YR GIANT 3.5% 11/01/2029	313	328
	FGOLD 15YR GIANT 3.5% 2/01/2030	8,307	8,708
	FGOLD 15YR GIANT 3.5% 3/01/2030	398	417
	FGOLD 15YR GIANT 3.5% 4/01/2029	427	447
	FGOLD 15YR GIANT 3.5% 4/01/2030	897	939
	FGOLD 15YR GIANT 3.5% 6/01/2029	638	668
	FGOLD 15YR GIANT 3.5% 7/01/2021	19	20
	FGOLD 15YR GIANT 3.5% 7/01/2029	1,600	1,674
	FGOLD 15YR GIANT 3.5% 8/01/2026	101	106
	FGOLD 15YR GIANT 3.5% 8/01/2027	1,745	1,828
	FGOLD 15YR GIANT 3.5% 8/01/2029	250	261
	FGOLD 15YR GIANT 3.5% 8/01/2029	2,422	2,535
	FGOLD 15YR GIANT 3.5% 9/01/2025	481	504
	FGOLD 15YR GIANT 3.5% 9/01/2026	945	990
	FGOLD 15YR GIANT 4% 10/01/2025	11	12
	FGOLD 15YR GIANT 4% 10/01/2025	153	162
	FGOLD 15YR GIANT 4% 5/01/2026	724	764
	FGOLD 15YR GIANT 4% 6/01/2026	1,195	1,262
	FHLB 1.125% 4/25/2018	11,760	11,729
	FHLB 1.875% 3/08/2019	4,500	4,554
	FHLMC 3.75% 3/27/2019	5,165	5,530
	FHLMC 5/1 HYBRID ARM 2.49% 1/01/2037	392	414
	FHLMC 5/1 HYBRID ARM 2.511% 12/01/2036	380	405
	FHLMC 5/1 HYBRID ARM 2.614% 9/01/2037	228	244
	FHLMC 5/1 HYBRID ARM 2.653% 10/01/2037	165	175

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	FHLMC_3812 2.75% 9/15/2018	628	638
	FHLMC_T-13 6.085% 9/25/2029	1	1
	FNMA 15YR 3.5% 1/01/2026	479	503
	FNMA 15YR 3.5% 1/01/2026	757	794
	FNMA 15YR 3.5% 10/01/2025	289	303
	FNMA 15YR 3.5% 10/01/2025	47	50
	FNMA 15YR 3.5% 10/01/2025	437	458
	FNMA 15YR 3.5% 11/01/2025	1,167	1,224
	FNMA 15YR 3.5% 11/01/2025	1,500	1,574
	FNMA 15YR 3.5% 11/01/2025	1,254	1,316
	FNMA 15YR 3.5% 12/01/2025	311	326
	FNMA 15YR 3.5% 12/01/2025	475	498
	FNMA 15YR 3.5% 12/01/2026	29	30
	FNMA 15YR 3.5% 2/01/2026	194	204
	FNMA 15YR 3.5% 2/01/2026	996	1,045
	FNMA 15YR 3.5% 3/01/2026	370	389
	FNMA 15YR 3.5% 8/01/2026	487	510
	FNMA 15YR 3.5% 9/01/2025	105	110
	FNMA 15YR 4% 1/01/2025	64	68
	FNMA 15YR 4% 4/01/2025	830	880
	FNMA 15YR 4% 5/01/2025	585	620
	FNMA 15YR 4% 9/01/2024	733	775
	FNMA 15YR 4% 9/01/2025	32	34
	FNMA 15YR 4.5% 1/01/2025	10	11
	FNMA 15YR 4.5% 3/01/2023	80	85
	FNMA 15YR 4.5% 7/01/2023	49	52
	FNMA 15YR 5% 1/01/2019	115	120
	FNMA 15YR 5% 10/01/2024	247	265
	FNMA 15YR 5% 11/01/2018	48	50
	FNMA 15YR 5% 12/01/2018	218	227
	FNMA 15YR 5% 3/01/2023	54	59
	FNMA 15YR 5% 4/01/2018	131	135
	FNMA 15YR 5% 8/01/2023	1	1
	FNMA 15YR 5.5% 2/01/2018	24	24

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	FNMA 15YR 5.5% 7/01/2018	63	64
	FNMA 15YR 5.5% 7/01/2018	33	34
	FNMA 15YR 5.5% 8/01/2023	57	60
	FNMA 15YR 6% 2/01/2020	14	14
	FNMA 15YR 6% 4/01/2023	280	305
	FNMA 15YR 6% 8/01/2017	4	4
	FNMA BENCH 1% 9/27/2017	8,530	8,511
	FNMA 0.75% 3/14/2017	14,420	14,383
	FNMA 1.625% 1/21/2020	5,945	5,923
	FNMA 10/1 HYBRID ARM 1.915% 11/01/2032	37	38
	FNMA 10/1 HYBRID ARM 1.915% 12/01/2032	212	225
	FNMA 10/1 HYBRID ARM 1.935% 3/01/2034	190	185
	FNMA 10/1 HYBRID ARM 2.008% 8/01/2034	64	63
	FNMA 10/1 HYBRID ARM 2.018% 4/01/2035	98	102
	FNMA 10/1 HYBRID ARM 2.23% 10/01/2034	47	49
	FNMA 10/1 HYBRID ARM 2.339% 12/01/2035	84	85
	FNMA 10/1 HYBRID ARM 2.358% 9/01/2035	368	374
	FNMA 10/1 HYBRID ARM 2.44% 5/01/2035	130	135
	FNMA 10/1 HYBRID ARM 2.577% 12/01/2033	13	14
	FNMA 15YR 3% 7/01/2027	541	560
	FNMA 15YR 3% 7/01/2030	726	748
	FNMA 15YR 3.5% 1/01/2026	720	756
	FNMA 15YR 3.5% 1/01/2026	18	19
	FNMA 15YR 3.5% 1/01/2027	854	896
	FNMA 15YR 3.5% 1/01/2027	1,677	1,759
	FNMA 15YR 3.5% 1/01/2030	3,995	4,188
	FNMA 15YR 3.5% 10/01/2026	1,137	1,193
	FNMA 15YR 3.5% 10/01/2026	1,681	1,763
	FNMA 15YR 3.5% 10/01/2026	40	42
	FNMA 15YR 3.5% 10/01/2026	936	983
	FNMA 15YR 3.5% 10/01/2028	880	922
	FNMA 15YR 3.5% 10/01/2029	247	259
	FNMA 15YR 3.5% 11/01/2027	15	16
	FNMA 15YR 3.5% 11/01/2027	46	48

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	FNMA 15YR 3.5% 11/01/2028	986	1,033
	FNMA 15YR 3.5% 11/01/2028	40	42
	FNMA 15YR 3.5% 11/01/2029	351	368
	FNMA 15YR 3.5% 11/01/2029	605	634
	FNMA 15YR 3.5% 12/01/2025	258	271
	FNMA 15YR 3.5% 12/01/2025	644	675
	FNMA 15YR 3.5% 12/01/2026	989	1,038
	FNMA 15YR 3.5% 12/01/2028	414	434
	FNMA 15YR 3.5% 12/01/2029	3,324	3,485
	FNMA 15YR 3.5% 12/01/2029	918	962
	FNMA 15YR 3.5% 2/01/2026	575	605
	FNMA 15YR 3.5% 2/01/2027	172	181
	FNMA 15YR 3.5% 2/01/2028	17	17
	FNMA 15YR 3.5% 2/01/2029	2,263	2,372
	FNMA 15YR 3.5% 4/01/2026	1,038	1,088
	FNMA 15YR 3.5% 4/01/2030	1,269	1,330
	FNMA 15YR 3.5% 5/01/2027	506	532
	FNMA 15YR 3.5% 5/01/2029	605	635
	FNMA 15YR 3.5% 6/01/2027	3,921	4,114
	FNMA 15YR 3.5% 6/01/2029	865	906
	FNMA 15YR 3.5% 7/01/2029	2,809	2,944
	FNMA 15YR 3.5% 7/01/2029	1,744	1,828
	FNMA 15YR 3.5% 8/01/2026	482	506
	FNMA 15YR 3.5% 8/01/2027	513	539
	FNMA 15YR 3.5% 8/01/2027	141	148
	FNMA 15YR 3.5% 8/01/2029	2,791	2,926
	FNMA 15YR 3.5% 9/01/2026	1,650	1,731
	FNMA 15YR 3.5% 9/01/2026	2,045	2,145
	FNMA 15YR 3.5% 9/01/2026	18	19
	FNMA 15YR 3.5% 9/01/2028	2,727	2,861
	FNMA 15YR 3.5% 9/01/2028	4,966	5,207
	FNMA 15YR 3.5% 9/01/2029	387	406
	FNMA 15YR 4% 1/01/2029	798	843
	FNMA 15YR 4% 1/01/2029	798	843

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	FNMA 15YR 4% 1/01/2029	798	843
	FNMA 15YR 4% 1/01/2029	798	843
	FNMA 15YR 4% 11/01/2026	548	582
	FNMA 15YR 4% 5/01/2027	25	27
	FNMA 15YR 4.5% 10/01/2019	137	142
	FNMA 15YR 4.5% 5/01/2024	393	422
	FNMA 15YR 4.5% 6/01/2026	197	204
	FNMA 15YR 5% 3/01/2023	17	19
	FNMA 15YR 5.5% 4/01/2021	127	133
	FNMA 5/1 HYBRID ARM 1.312% 6/01/2037	436	438
	FNMA 5/1 HYBRID ARM 2.695% 12/01/2035	375	401
	FNMA 7/1 HYBRID ARM 2.381% 1/01/2036	23	24
	FNMA 7/1 HYBRID ARM 2.456% 1/01/2034	178	186
	FNMA 7/1 HYBRID ARM 2.983% 3/01/2036	102	105
	FNMA_03-W11 3.60166% 6/25/2033	2	2
	FNMA_04-60 5.5% 4/25/2034	173	181
	FNMA_09-37 4% 3/25/2024	465	476
	FNMA_10-87 4% 2/25/2024	31	31
	FNMA_11-15 5.5% 3/25/2026	807	854
	FNMA_11-16 3.5% 3/25/2026	175	179
	FNMA_11-55 3% 7/25/2025	1,549	1,589
	FNMA_12-31 1.75% 10/25/2022	2,830	2,839
	GNMA_11-143 3.87005% 3/16/2033	158	159
	GNMA_11-161 1.738% 1/16/2034	1,236	1,236
	GNMA_12-142 1.105% 5/16/2037	1,142	1,122
	GNMA_12-55 1.75% 8/16/2033	760	762
	GNMA_12-86 1.55817% 4/16/2040	776	771
	GNMA_13-12 1.41% 10/16/2042	771	756
	GNMA_13-126 1.54% 4/16/2038	699	687
	GNMA_13-146 2% 8/16/2040	919	923
	GNMA_13-17 1.55835% 10/16/2043	959	943
	GNMA_13-179 1.8% 7/16/2037	701	693
	GNMA_13-194 2.25% 5/16/2038	702	704
	GNMA_13-2 1.6% 12/16/2042	777	768

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	GNMA_13-30 1.5% 5/16/2042	1,726	1,687
	GNMA_13-32 1.9% 1/16/2042	1,533	1,515
	GNMA_13-33 1.061% 7/16/2038	1,532	1,484
	GNMA_13-35 1.618% 2/16/2040	2,260	2,222
	GNMA_13-52 1.15% 6/16/2038	1,370	1,330
	GNMA_13-57 1.35% 6/16/2037	2,359	2,326
	GNMA_13-73 1.35% 1/16/2039	1,555	1,517
	GNMA_13-78 1.62443% 7/16/2039	751	736
	GNMA_14-103 1.742% 6/16/2053	2,367	2,413
	GNMA_14-109 2.325% 1/16/2046	1,759	1,777
	GNMA_14-135 2.4% 8/16/2045	1,637	1,638
	GNMA_14-47 2.25% 8/16/2040	1,489	1,499
	GNMA_14-64 2.2% 11/16/2046	1,893	1,900
	GNMA_14-86 2.65% 11/16/2040	1,663	1,686
	GNMA_15-109 2.5279% 2/16/2040	1,138	1,145
	GNMA_15-2 2.1% 12/16/2044	1,766	1,760
	GNMA_15-21 2.6% 11/16/2042	1,637	1,656
	GNMA_15-5 2.5% 11/16/2039	2,605	2,626
	GNMA_15-78 2.9179% 6/16/2040	1,304	1,327
	PRIVATE EXPORT FUNDING CO 5.45% 9/15/2017	1,920	2,054
	TREASURY NOTE 0.75% 2/28/2018	22,300	22,110
	TREASURY NOTE 0.875% 1/31/2017	28,390	28,392
	TREASURY NOTE 2% 1/31/2016	12,060	12,078
	TREASURY NOTE 2% 11/30/2020	21,950	22,172
	US TII .125 04/15/2018 (T 0.125% 4/15/2018	11,310	11,613
	Common/Collective Trusts
*	COLUMBIA TRUST GOV MONEY MKT FUND	4,626	4,626
*	COLUMBIA TRUST DECL DURATION GOVT BOND FUND	9,254	94,757
	Pooled Separate Accounts
	MET LIFE SEPARATE ACCOUNT CONTRACT	653	66,912

	Total Stable Value Fund, Excluding Wrappers		547,229

	Wrapper Contracts:
	RBC I - #10903, MATURES 12/31/50, 4.02%		54

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	MONUMENT LIFE II - #MDA00633TR, MATURES 12/31/50, 4.11%		1
	MONUMENT LIFE V - #MDS00375TR, MATURES 12/31/50, 4.08%		64
	PACIFIC LIFE - # 26755, MATURES 12/31/50, 4.00%		32

	Total Wrapper Contracts		151

	Adjustment from Fair Value to Contract Value
	RBC I - #10903, MATURES 12/31/50, 4.02%		(1,249)
	LINCOLN NATIONAL LIFE		(19)
*	JP MORGAN CHASE I - #AISP01, MATURES 12/31/50, 4.24%		304
	MET LIFE - #28972, MATURES 12/31/50, 3.98%		(51)
	Met LIFE (SA)- #32745		(11)
	MONUMENT LIFE II - #MDA00633TR, MATURES 12/31/50, 4.11%		(42)
	MONUMENT LIFE V - #MDS00375TR, MATURES 12/31/50, 4.08%		48
	PACIFIC LIFE - # 26755, MATURES 12/31/50, 4.00%		(41)

	Total Adjustments		(1,061)

	Total Fully Benefit Responsive Investment Contracts, at Contract Value		546,319

	TOTAL INVESTMENTS		4,341,445

	Loans to Participants
*	Various Loans - 3.25% through 9.50% due through October 2045		81,596

	Loans to Participants Total		81,596

*	Indicates party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN EXPRESS RETIREMENT
SAVINGS PLAN

Date: June 28, 2016	By	/s/ Rita Pang
Rita Pang
Employee Benefits Administration
Committee

EXHIBIT INDEX

Exhibit Number	Description	How Filed

23.1	Consent of Independent Registered Public Accounting Firm – PricewaterhouseCoopers LLP	Electronically filed herewith

E-1